UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of July, 2019

Commission File Number: 001-37777

GRUPO SUPERVIELLE S.A.

(Exact name of registrant as specified in its charter)

SUPERVIELLE GROUP S.A.

(Translation of registrant’s name into English)

Bartolomé Mitre 434, 5th Floor

C1036AAH Buenos Aires

Republic of Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Explanatory Note

All figures presented throughout this document are expressed in Argentine pesos (AR$) and all financial information has been prepared in accordance with the valuation and disclosure criteria set forth by the Argentine Central Bank, which differ in certain material aspects from IFRS as issued by the IASB.

For the Grupo Supervielle 20-F filed with the SEC on May 10, 2019 financial statements should be prepared in accordance with IFRS, as issued by the IASB, or in accordance with US GAAP or provide a reconciliation with US GAAP. As the Argentine Central Bank is in a convergence plan towards the application of IFRS for entities under its supervision, Grupo Supervielle S.A. prepared its financial statements included in its SEC annual report in accordance with IFRS, as issued by the IASB.

The abovementioned convergence plan, effective for fiscal years beginning on or after January 1, 2018, has two exceptions to the application of IFRS: (i) item 5.5 (Impairment) of IFRS 9 “Financial Instruments”, and (ii) IAS 29 “Financial Reporting in Hyperinflationary Economies”, both of which were waived until January 1, 2020, at which time entities will be required to apply the provisions of IFRS in full.

GRUPO SUPERVIELLE S.A.

Item

1.	Financial Statements for the three month period ended on March 31, 2019, presented on comparative basis.

Unaudited Interim Consolidated Condensed Financial Statements

For the three month period ended on

March 31, 2019, presented on comparative basis

Unaudited Interim Consolidated Condensed Financial Statements

For the three month period ended on

March 31, 2019, presented on comparative basis

GRUPO SUPERVIELLE S.A.

Name:	Grupo Supervielle S.A.

Financial year:	N° 41 started on January 1, 2019

Legal Address:	Bartolomé Mitre 434, piso 5 Ciudad Autónoma de Buenos Aires

Core Business:

Carry out, on its own account or third parties’ or related to third parties, in the country or abroad, financing activities through cash or instrument contributions to already-existing or to-be-set-up corporations, whether controlling such corporations or not, as well as the purchase and sale of securities, shares, debentures and any kind of property values, granting of fines and/or guarantees, set up or transfer of loans as guarantee, including real, or without it not including operations set forth by the Financial Entities Law and any other requiring public bidding.

Registration Number at the IGP:	212,617

Date of Registration at IGP:	October 15, 1980

Amendment of by-laws (last):	April 24, 2018 (Registration in progress)

Expiration date of the Company’s By-Laws:	October 15, 2079

Corporations Article 33 Companies general Law	Note 9 to Interim Separate Condensed Financial Statements

Composition of Capital Stock as of March 31, 2019

(Note 10 as per Separate Financial Statements)

Shares				Capital Stock
Quantity	Class	N.V. $	Votes per share	Subscribed in thousands of $	Integrated in thousands of $
126,738,188	A: Non endorsable, common shares of a nominal value	1	5	126,738	126,738
329,984,134	B: Non endorsable, common shares of a nominal value	1	1	329,984	329,984
456,722,322				456,722	456,722

GRUPO SUPERVIELLE S.A.

UNAUDITED INTERIM CONSOLIDATED STATEMENT OF FINANCIAL POSITION

As of March 31, 2019 and December 31, 2018

(Expressed in thousands of pesos)

	03/31/2019	12/31/2018
ASSETS
Cash and due from banks (Note 3)	31,051,524	33,687,553
Cash	4,231,073	4,789,701
Financial institutions and correspondents	26,820,451	28,897,852
Argentine Central Bank	26,056,408	27,388,784
Other local financial institutions	759,651	1,498,669
Others	4,392	10,399
Debt Securities at fair value through profit or loss (Notes 3 and 21)	35,216,445	15,112,115
Derivatives (Note 3)	181,365	15,924
Other financial assets (Note 3)	2,699,675	1,715,534
Loans and other financing (Notes 3 and 23)	79,458,694	78,791,903
To the non-financial public sector	30,080	32,802
To the financial sector	208,630	398,551
To the Non-Financial Private Sector and Foreign residents	79,219,984	78,360,550
Other debt securities (Notes 3 and 21)	3,369,355	4,311,095
Financial assets in guarantee (Note 3)	4,894,655	2,007,217
Investments in equity instruments (Notes 3 and 21)	10,061	10,404
Property, plant and equipment (Note 6)	1,770,598	1,777,403
Investment properties (Note 7)	412,632	412,822
Intangible assets (Note 8)	1,942,082	1,961,817
Deferred income tax assets	935,064	519,231
Other non-financial assets	1,851,297	728,068
Inventories	53,064	61,655
Non-current assets held for sale	2,800	2,800
TOTAL ASSETS	163,849,311	141,115,541

The accompanying Notes are an integral part of the Unaudited Interim Consolidated Condensed Financial Statements.

GRUPO SUPERVIELLE S.A.

UNAUDITED INTERIM CONSOLIDATED STATEMENT OF FINANCIAL POSITION

As of March 31, 2019 and December 31, 2018

(Expressed in thousands of pesos)

	03/31/2019	12/31/2018
LIABILITIES
Deposits (Note 3)	109,676,796	94,906,014
Non-financial public sector	11,204,840	11,105,477
Financial sector	20,338	25,236
Non-financial private sector and foreign residents	98,451,618	83,775,301
Liabilities at fair value through profit or loss (Note 3)	1,367,226	268,086
Derivatives (Note 3)	—	94,222
Repo transactions (Note 3)	1,497,207	—
Other financial liabilities (Note 3)	6,521,648	4,268,401
Financing received from the Argentine Central Bank and other financial institutions (Note 3)	7,021,252	8,033,222
Unsubordinated negotiable Obligations (Note 3 and 16)	11,990,376	9,307,171
Current income tax liabilities	504,293	192,999
Subordinated negotiable obligations (Note 3 and 16)	1,579,585	1,383,817
Provisions	93,390	86,915
Deferred income tax liabilities	10,560	172
Other non-financial liabilities	5,801,007	5,404,345
TOTAL LIABILITIES	146,063,340	123,945,364

SHAREHOLDERS’ EQUITY
Capital stock	456,722	456,722
Paid in capital	8,996,882	8,996,882
Reserves	5,447,192	5,447,192
Retained earnings	1,655,962	(911,607)
Other comprehensive income	625,062	598,797
Net income for the period/year	589,133	2,567,569
Shareholders’ Equity attributable to owners of the parent company	17,770,953	17,155,555
Shareholders’ Equity attributable to non-controlling interests	15,018	14,622
TOTAL SHAREHOLDERS’ EQUITY	17,785,971	17,170,177
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	163,849,311	141,115,541

The accompanying Notes are an integral part of the Unaudited Interim Consolidated Condensed Financial Statements.

GRUPO SUPERVIELLE S.A.

UNAUDITED INTERIM CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

For the three month period ended on March 31, 2019 and 2018

(Expressed in thousands of pesos)

	03/31/2019	03/31/2018
Interest income (Note 10.1)	7,937,519	4,616,810
Interest expenses (Note 10.2)	(6,719,221)	(1,798,705)
Net interest income	1,218,298	2,818,105
Service fee income (Note 10.4)	1,561,839	1,159,094
Service fee expenses (Note 10.5)	(334,069)	(268,112)
Income from insurance activities (Note 12)	203,963	148,747
Net Service Fee Income	1,431,733	1,039,729
Subtotal	2,650,031	3,857,834
Net income from financial instruments (NIFFI) at fair value through profit or loss (Note 10.3)	4,587,752	656,522
Exchange rate difference on gold and foreign currency	(328,347)	148,933
NIFFI And Exchange Rate Differences	4,259,405	805,455
Subtotal	6,909,436	4,663,289
Other operating income (Note 10.6)	532,902	311,129
Loan loss provisions	(1,892,999)	(726,126)
Net operating income	5,549,339	4,248,292
Personnel expenses (Note 10.7)	2,317,209	1,520,297
Administration expenses (Note 10.8)	1,280,487	926,173
Depreciations and impairment of non-financial assets (Note 10.9)	200,442	68,436
Other operating expenses (Note 10.10)	1,002,531	712,937
Operating income	748,670	1,020,449
Income before taxes from continuing operations	748,670	1,020,449
Income tax	159,141	282,666
Net income for the period	589,529	737,783
Net income for the period attributable to owners of the parent company	589,133	722,634
Net income for the period attributable to non-controlling interests	396	15,149

The accompanying Notes are an integral part of the Unaudited Interim Consolidated Condensed Financial Statements.

GRUPO SUPERVIELLE S.A.

UNAUDITED INTERIM CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

For the three month period ended on March 31, 2019 and 2018

(Expressed in thousands of pesos)

	03/31/2019	03/31/2018
Net income for the period	589,529	737,783

Components of Other Comprehensive Income not to be reclassified to profit or loss
Revaluation surplus of property, plant and equipment	45,703	36,973
Income tax	(11,426)	(11,092)
Net revaluation surplus of property, plant and equipment	34,277	25,881
Income for the period from equity instrument at fair value through other comprehensive income	—	381
Income tax	—	(114)
Net income from equity instrument at fair value through changes in other comprehensive income	—	267
Total Other Comprehensive Income not to be reclassified to profit or loss	34,277	26,148
Components of Other Comprehensive Loss to be reclassified to profit or loss
Loss for the period from financial instrument at fair value through other comprehensive income	(11,446)	(5,628)
Income tax	3,434	1,688
Net loss from financial instrument at fair value through changes in other comprehensive income	(8,012)	(3,940)
Total Other Comprehensive Loss to be reclassified to profit or loss	(8,012)	(3,940)
Total Other Comprehensive Income	26,265	22,208
Other comprehensive income attributable to owners of the parent company	26,265	22,171
Other comprehensive income attributable to non-controlling interests	—	37
Total Comprehensive Income	615,794	759,991
Total comprehensive income attributable to owners of the parent company	615,398	744,805
Total comprehensive income attributable to non-controlling interests	396	15,186

The accompanying Notes are an integral part of the Unaudited Interim Consolidated Condensed Financial Statements.

GRUPO SUPERVIELLE S.A.

UNAUDITED INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS

For the three month period ended on March 31, 2019 and 2018

(Expressed in thousands of pesos)

	03/31/2019	03/31/2018
CASH FLOW FROM OPERATING ACTIVITIES

Net income for the period before Income Tax	748,670	1,020,449

Adjustments to obtain flows from operating activities:
Depreciation and impairment of non-financial assets	200,442	68,436
Loan loss provisions	1,892,999	726,126
Exchange rate difference on gold and foreign currency	328,347	(148,933)

(Increases) / decreases from operating assets:
Debt securities at fair value through profit or loss	5,684	(1,293,018)
Derivatives	(165,441)	(70,770)
Repo transactions	—	1,865,962
Loans and other financing
To the non-financial public sector	2,722	1,349
To the other financial entities	189,921	(208,422)
To the non-financial sector and foreign residents	(2,752,433)	(5,819,812)
Other debt securities	941,740	(704,383)
Financial assets in guarantee	(2,887,438)	(2,039,627)
Investments in equity instruments	343	3,297
Other assets	(2,446,890)	(260,151)

Increases / (decreases) from operating liabilities:
Deposits
Non-financial public sector	99,363	15,485
Financial sector	(4,898)	(7,940)
Private non-financial sector and foreign residents	14,676,317	(875,982)
Derivatives	(94,222)	—
Repo operations	1,497,207	1,632,287
Liabilities at fair value through profit or loss	1,099,140	—
Other liabilities	3,018,476	548,884
Income Tax paid	(253,291)	(436,190)

Total operating activities (A)	16,096,758	(5,982,953)

CASH FLOW FROM INVESTING ACTIVITIES

Payments:
Purchase of PPE, intangible assets and other assets	(58,292)	(58,608)
Purchase of liabilities and equity instruments issued by other entities	—	(33,820)
Purchase of investments in subsidiaries	(140,176)	—

Total investing activities (B)	(198,468)	(92,428)

GRUPO SUPERVIELLE S.A.

UNAUDITED INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS

For the three month period ended on March 31, 2019 and 2018

(Expressed in thousands of pesos)

	03/31/2019	03/31/2018
CASH FLOWS FROM FINANCING ACTIVITIES

Payments:
Changes in investments in subsidiaries that do not result in control loss	—	(156)
Financing received from Argentine Financial Institutions	(24.858.461)	(11.877.439)
Unsubordinated negotiable obligations	(3.766.672)	(226.288)
Subordinated negotiable obligations	(26.150)	(12.985)

Collections:
Financing received from Argentine Financial Institutions	23.846.491	12.017.590
Unsubordinated negotiable obligations	6.449.877	2.656.990
Subordinated negotiable obligations	—	59.808

Total Financing activities (C)	1.645.085	2.617.520

EFFECT OF CHANGES IN THE EXCHANGE RATE (D)	(33.072)	924.149

NET INCREASE IN CASH AND CASH EQUIVALENTS (A+B+C+D)	17.510.303	(2.533.712)
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR	46.976.558	21.425.368
CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD	64.486.861	18.891.656

The accompanying Notes are an integral part of the Unaudited Interim Consolidated Condensed Financial Statements.

GRUPO SUPERVIELLE S.A.

UNAUDITED INTERIM CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS´ EQUITY

For the three month period ended on March 31, 2019 and 2018

(Expressed in thousands of pesos)

Items	Capital stock	Paid in capital	Legal reserve	Other reserves	Retained earnings	Other comprehensive income	Total Shareholders´ equity attributable to parent company	Total Shareholders´ equity attributable to non-controlling interest	Total shareholders´ equity
Balance at December 31, 2018	456,722	8,996,882	91,344	5,355,848	1,655,962	598,797	17,155,555	14,622	17,170,177
Net Income for the period	—	—	—	—	589,133	—	589,133	396	589,529
Other comprehensive income for the period	—	—	—	—	—	26,265	26,265	—	26,265
Balance at March 31, 2019	456,722	8,996,882	91,344	5,355,848	2,245,095	625,062	17,770,953	15,018	17,785,971

Items	Capital stock	Paid in capital	Legal reserve	Other reserves	Retained earnings	Other comprehensive income	Total Shareholders´ equity attributable to parent company	Total Shareholders´ equity attributable to non-controlling interest	Total shareholders´ equity
Balance at December 31, 2017	456,722	8,997,178	72,755	3,181,084	1,525,452	136,384	14,369,575	150,593	14,520,168
Other movements	—	—	—	—	—	—	—	(20,707)	(20,707)
Purchase of subsidiaries ‘shares	—	(156)	—	—	—	—	(156)	(110)	(266)
Net income for the period	—	—	—	—	722,634	—	722,634	15,149	737,783
Other comprehensive income for the period	—	—	—	—	—	22,171	22,171	37	22,208
Balance at March 31, 2018	456,722	8,997,022	72,755	3,181,084	2,248,086	158,555	15,114,224	144,962	15,259,186

The accompanying Notes are an integral part of the Unaudited Interim Consolidated Condensed Financial Statements

GRUPO SUPERVIELLE S.A.

Notes to Unaudited Interim Consolidated Condensed Financial Statements

As of March 31, 2019 presented in comparative format

(Expressed in thousands of pesos)

1.              BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES

Grupo Supervielle S.A. (hereinafter, “the Group”), is a company whose main activity is investment in other companies. Its main income comes from the distribution of dividends from these companies and the obtaining of income from other financial assets.

The unaudited interim consolidated condensed financial statements of Grupo Supervielle S.A. they have been consolidated, line by line with the financial statements of Banco Supervielle S.A., Cordial Compañía Financiera S.A., Sofital S.A. F. e I.I., Tarjeta Automática  S.A., Supervielle Asset Management S.A., Espacio Cordial Servicios S.A., Supervielle Seguros S.A., InvertirOnline S.A.U., InvertirOnline.Com Argentina S.A.U., Micro Lending S.A.U. and Supervielle Broker de Seguros S.A..

The main investment of the Company is its shareholding in Banco Supervielle SA, a financial entity included in Law No. 21,526 of Financial Institutions and subject to BCRA regulations, for which the valuation and exposure guidelines used have been adopted by said Entity (see Note 1.1) in accordance with that established in Title IV, Chapter I, Section I, Article 2 of the 2013 Orderly Text of the National Securities Commission (CNV).

These consolidated financial statements have been approved by the Board of Directors of the Company at its meeting held on May 9, 2019.

1.1.                            Adoption of IFRS

The Central Bank of the Argentine Republic (BCRA), through Communications “A” 5541 and amendments, established the convergence plan towards the International Financial Reporting Standards (IFRS) issued by the International Financial Reporting Standards Board (IASB). , for its acronym in English) and the interpretations issued by the Committee on Interpretations of International Financial Reporting Standards (IFRIC), for the entities under its supervision, for the periods beginning on or after January 1, 2018, with the exception of the application of point 5.5 “Impairment” of IFRS 9 “Financial Instruments” and of IAS 29 “Financial Information in Hyperinflationary Economies”.

(a) Impairment of financial assets

Through Communication “A” 6430, the B.C.R.A. established that the Financial Entities should begin to apply the provisions regarding the impairment of financial assets contained in point 5.5 of IFRS 9, beginning with the years beginning on January 1, 2020.

For this purpose, IFRS 9 provides for a model of expected credit losses, by which financial assets are classified into three stages of impairment, based on changes in credit quality since their initial recognition, which dictate how an entity measures losses due to impairment. impairment and applies the effective interest method.

Should the impairment model contemplated in point 5.5 of IFRS 9 be applied, the Entity’s equity and results would differ significantly from the balances currently reported.

In accordance with Communication “A” 6114, for the recognition of credit losses in these financial statements, the Bank has applied the “Minimum allowances for uncollectibility risk” rule set forth in the Liquidity and Solvency rules (LISOL 1) of the BCRA.

(b) Restatement for inflation of the financial statements

IAS 29 “Financial information in hyperinflationary economies” requires that the financial statements of an entity, whose functional currency is that of a high inflation economy, be expressed in terms of the current unit of measurement as of the closing date of the financial year that is reported, regardless of whether they are based on the historical cost method or the current cost method. For this, in general terms, inflation produced from the date of acquisition or from the revaluation date, as applicable, must be computed in the non-monetary items. These requirements also include the comparative information of the financial statements.

In order to conclude on whether an economy is categorized as high inflation in the terms of IAS 29, the standard details a series of factors to be considered among which is a cumulative rate of inflation in three years that approximates or exceeds The 100%. It is for this reason that, according to IAS 29, the Argentine economy must be considered as high inflation starting on July 1, 2018.

GRUPO SUPERVIELLE S.A.

Notes to Unaudited Interim Consolidated Condensed Financial Statements

As of March 31, 2019 presented in comparative format

(Expressed in thousands of pesos)

Briefly, the restatement mechanism of IAS 29 establishes that monetary assets and liabilities will not be restated since they are already expressed in the current unit of measurement at the end of the reporting period. Assets and liabilities subject to adjustments based on specific agreements will be adjusted in accordance with such agreements. The non-monetary items measured at their current values at the end of the reporting period, such as the net realization value or others, will not be restated. The remaining non-monetary assets and liabilities will be restated by a general price index. The loss or gain from the net monetary position will be included in the net result of the reporting period, revealing this information in a separate line item.

Through Communication “A” 6651, the B.C.R.A. It established that the Financial Institutions should begin to apply the provisions on restatement for inflation of the financial statements as of the years beginning on January 1, 2020. Therefore, IAS 29 has not been applied in these condensed consolidated financial statements.

The Entity’s equity and its results would differ significantly from the balances currently reported, in the case of restating them in constant currency at the measurement date, in accordance with the restatement mechanism foreseen in IAS 29.

1.2.                            Basis of preparation

These unaudited interim condensed consolidated financial statements have been prepared in accordance with the Accounting Framework established by the B.C.R.A. described in Note 1.1., and in accordance with the provisions of IAS 34 “Intermediate Financial Information”. These interim condensed consolidated financial statements do not include all the information that is required for a set of annual complete financial statements and, consequently, their reading is recommended together with the annual financial statements as of December 31, 2018.

(a)              Going concern

As of the date of these unaudited interim condensed consolidated financial statements there are no uncertainties with respect to events or conditions that may raise doubts regarding the possibility that the Group continues to operate normally as a going concern.

(b)              Measuring unit

The Entity’s unaudited interim condensed consolidated financial statements recognize the changes in the purchasing power of the currency until February 28, 2003, after adjusting for inflation, as of that date, as required by the Communication “ A “3921 BCRA.

(c)               New accounting standards, amendments and interpretations issued by the IASB that have been adopted by the Group

The Group has applied the following standard for the first time as of January 1, 2019:

IFRS 16 “Leases”: In January 2016, the IASB issued IFRS 16 “Leases”, which establishes the new lease transaction registration model. Under IFRS 16, a contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for a consideration. IFRS 16 requires the lessee to recognize the lease liability that reflects future lease payments and a right to use assets, for almost all lease agreements, with the exception of certain short-term leases and leases of asset Low value. The accounts of the lessors are maintained as indicated in IAS 17; however, it is expected that the new accounting model for lessees will impact the negotiations between landlords and tenants. Through the Com. “A” 6560 the B.C.R.A. introduced changes to the chart of accounts and information regimes as a consequence of the entry into force of said IFRS as of January 1, 2019.

The impact of the adoption of IFRS 16 is detailed in Note 9 to these unaudited interim condensed consolidated financial statements.

(d)              New accounting standards and amendments issued by the IASB that have not been adopted by the Group

As new IFRSs are approved, modifications or derogation from those in force and, once these changes are adopted through Circulars of Adoption of the Argentine Federation of Professional Councils in Economic Sciences (FACPCE), the B.C.R.A. it will be issued about its approval for financial entities. In general, the early application of any IFRS will not be accepted, unless it is specifically defined at the time it is adopted.

GRUPO SUPERVIELLE S.A.

Notes to Unaudited Interim Consolidated Condensed Financial Statements

As of March 31, 2019 presented in comparative format

(Expressed in thousands of pesos)

The following is a list of the new norms, modifications and published interpretations that have not yet entered into:

IFRS 17 “Insurance contracts”: In May 18, 2017, the IASB issued IFRS 17 “Insurance contracts” as replacement for IFRS 4. It requires a current measurement model where estimates are re-measured each reporting period. Contracts are measured using the building blocks of discounted probability-weighted cash flows, an explicit risk adjustment, and a contractual service margin representing the unearned profit of the contract which is recognized as revenue over the coverage period. This standard is effective for fiscal years beginning on or after January 1, 2021. The Group is evaluating the impact of the adoption of this new standard.

There are no other IFRS or IFRIC interpretations not yet effective and which are expected to have a significant impact on the Group.

1.3.                            Critical accounting policies and estimates

The accounting policies are consistent with those used in the financial statements as of December 31, 2018, except for the modification to the accounting policy for leases described in Note 1.2. (C).

The preparation of financial statements requires the Entity to make estimates and evaluations that affect the amount of the assets and liabilities recorded, and the disclosure of contingencies, as well as the income and expenses recorded in the year. In this sense, estimates are made to calculate, for example, provisions for uncollectible, useful lives of property, plant and equipment, depreciation and amortization, the recoverable value of assets, the charge for income tax. , some labor positions and the contingency, labor, civil and commercial lawsuits. Actual future results may differ from the estimates and evaluations made at the date of preparation of these interim condensed consolidated financial statements.

1.4.                            Consolidation

The following chart provides the subsidiaries which are object to consolidation:

				Percentage of Participation
				03/31/2019			12/31/2018
Company	Condition	Legal Adress	Principal Activity	Direct	Direct and Indirect		Direct	Direct and Indirect
Banco Supervielle S.A.	Controlled	Bartolomé Mitre 434, C.A.B.A., Argentina	Commercial Bank	97.03%	99.89	% (1)	97.03%	99.89	% (1)
Cordial Compañía Financiera S.A.	Controlled	Reconquista 320, C.A.B.A., Argentina	Financial Company	5.00%	99.90%		5.00%	99.90%
Tarjeta Automática S.A.	Controlled	Bartolomé Mitre 434, C.A.B.A., Argentina	Credit Card	87.50%	99.99%		87.50%	99.99%
Supervielle Asset Management S.A.	Controlled	Bartolomé Mitre 434, C.A.B.A., Argentina	Mutual Fund	95.00%	100.00%		95.00%	100.00%
Sofital S.A.F. e I.I.	Controlled	Bartolomé Mitre 434, C.A.B.A., Argentina	Real State	96.80%	100.00%		96.80%	100.00%
Espacio Cordial de Servicios S.A.	Controlled	San Martín 719/731, 1° Piso, Ciudad de Mendoza, Argentina	Retail Services	95.00%	100.00%		95.00%	100.00%
Supervielle Seguros S.A.	Controlled	Reconquista 320, 1° Piso. C.A.B.A., Argentina	Insurance	95.00%	100.00%		95.00%	100.00%
Micro Lending S.A.U.	Controlled	Bartolomé Mitre 434, C.A.B.A., Argentina	Financial Company	100.00%	100.00%		100.00%	100.00%
InvertirOnline S.A.U.	Controlled	San Martin 323, 11° Piso. C.A.B.A., Argentina	Financial Broker	100.00%	100.00%		100.00%	100.00%

GRUPO SUPERVIELLE S.A.

Notes to Unaudited Interim Consolidated Condensed Financial Statements

As of March 31, 2019 presented in comparative format

(Expressed in thousands of pesos)

				Percentage of Participation
				03/31/2019		12/31/2018
Company	Condition	Legal Adress	Principal Activity	Direct	Direct and Indirect	Direct	Direct and Indirect
InvertirOnline.Com Argentina S.A.U.	Controlled	San Martin 323, 11° Piso. C.A.B.A., Argentina	Representations	100.00%	100.00%	100.00%	100.00%
Supervielle Broker de Seguros S.A.	Controlled	Reconquista 320, 1° Piso. C.A.B.A., Argentina	Insurance Broker	95.00%	100.00%	—	—

(1)         Grupo Supervielle S.A.’s direct and indirect interest in Banco Supervielle S.A votes amounts to 99,87% as of 03/31/19 and 12/31/2018.

(2)         All the subsidiaries carry out their activities in Argentina, the local and functional currency being Argentine pesos (See Note 1.8.a).

1.5.                            Cash and due from banks

Cash and due from Banks item includes available cash and available deposits in Banks.

Assets recorded in cash and due from Banks are recorded at amortized cost which is close to its fair value.

Cash equivalents are made up by highly liquid short-term securities with three-month or shorter initial maturities, with fair value rating.

Item	03/31/2019	12/31/2018	03/31/2018	12/31/2017
Cash and due from banks	31,051,524	33,687,553	10,529,610	11,097,803
Debt securities at fair value through profit or loss	32,743,457	12,633,443	7,609,310	9,646,700
Money Market Funds	691,880	655,562	752,736	680,865
Cash and cash equivalents	64,486,861	46,976,558	18,891,656	21,425,368

On the other hand, reconciliations between the balances of those items considered cash equivalents in the Cash Flow Statement and those reported in the Statement of Financial Position as of March 31, 2019, and 2018 are presented below:

Items	03/31/2019	12/31/2018	03/31/2018	12/31/2017
Cash and due from Banks
As per Statement of Financial Position	31,051,524	33,687,553	10,529,610	11,097,803
As per the Statement of Cash Flows	31,051,524	33,687,553	10,529,610	11,097,803
Debt securities at fair value through profit or loss
As per Statement of Financial Position	35,216,445	15,112,115	9,952,896	11,404,286
Securities not considered as cash equivalents	(2,472,988)	(2,478,672)	(2,343,586)	(1,757,586)
As per the Statement of Cash Flows	32,743,457	12,633,443	7,609,310	9,646,700
Money Market Funds
As per Statement of Financial Position — Other financial assets	2,699,675	1,715,534	1,737,112	1,614,444
Other financial assets not considered as cash	(2,007,795)	(1,059,972)	(984,376)	(933,579)
As per the Statement of Cash Flow	691,880	655,562	752,736	680,865

2.              SEGMENT REPORTING

The Group determines operating segments based on performance reports which are reviewed by the Board and key personnel of the Senior Management and updated upon changes.

The Group considers the business for the type of products and services offered, identifying the following operating segments:

GRUPO SUPERVIELLE S.A.

Notes to Unaudited Interim Consolidated Condensed Financial Statements

As of March 31, 2019 presented in comparative format

(Expressed in thousands of pesos)

a-        Retail Banking — Includes both the granting of loans and other credit products such as deposits of physical persons.

b-        Corporate Banking — Includes advisory services at a corporate and financial level, as well as the administration of assets and loans targeted to big clients.

c-         Treasury — Includes operations with Government Securities of the Group, syndicated loans and financial lease.

d-        Consumer — Includes loans and other credit products targeted to middle and lowed-middle income sectors and non-financial products and services.

e-         Insurance: Includes insurance products, with a focus on life insurance, to targeted customers segments

f-          Mutual Fund Administration and Other Segments — Includes MFs administered by the Group. Includes also assets, liabilities and results of Micro Lending S.A.U., Invertir Online.Com Argentina S.A.U. and InvertirOnline S.A.U..

Operating results of the different operating segments of the Group are reviewed individually with the purpose of taking decisions over the allocation of resources and the performance appraisal of each segment. The performance of such segments will be evaluated based on operating earnings and losses and is measured consistently with operating earnings and losses of the consolidated earnings and losses statement.

When a transaction is carried out, transfer prices between segments are taken in an independent and equitative manner, as in cases of transactions with third parties. Later, income, expenses and results from transfers between operating segments are removed from the consolidation.

The following chart includes information by segment as of the period:

Result by segments	Retail Banking	Corporate Banking	Treasury	Consumer	Insurance	Adm. MF and other segments	Adjustments	Total as of 03.31.2019
Interest income	3.603.638	2.891.895	589.017	1.082.060	—	69.882	(298.973)	7.937.519
Interest expenses	(1.508.518)	(623.217)	(4.225.695)	(659.862)	—	(40.238)	338.309	(6.719.221)
Distribution of results by Treasury	706.515	(1.076.214)	369.699	—	—	—	—	—
Net interest income	2.801.635	1.192.464	(3.266.979)	422.198	—	29.644	39.336	1.218.298
Services Fee Income	979.328	174.427	8.348	325.271	—	122.827	(48.362)	1.561.839
Services Fee Expenses	(197.533)	(21.600)	(6.701)	(117.128)	—	(7.014)	15.907	(334.069)
Income from insurance activities	—	—	—	—	147.857	—	56.106	203.963
Net Service Fee Income	781.795	152.827	1.647	208.143	147.857	115.813	23.651	1.431.733
Subtotal	3.583.430	1.345.291	(3.265.332)	630.341	147.857	145.457	62.987	2.650.031
Net income from financial instruments at fair value through profit or loss	4.617	—	4.412.798	(15.211)	87.750	40.007	57.791	4.587.752
Exchange rate difference on gold and foreign currency	195.630	22.257	(542.959)	288	—	7.013	(10.576)	(328.347)
NIFFI And Exchange Rate Differences	200.247	22.257	3.869.839	(14.923)	87.750	47.020	47.215	4.259.405
Other operating income	207.870	210.048	18.132	82.977	1.266	35.161	(22.552)	532.902
Loan loss provisions	(513.850)	(913.693)	7.775	(466.878)	—	(6.353)	—	(1.892.999)
Net operating income	3.477.697	663.903	630.414	231.517	236.873	221.285	87.650	5.549.339
Personnel expenses	(1.540.100)	(285.955)	(120.152)	(240.703)	(29.583)	(69.714)	(31.002)	(2.317.209)
Administration expenses	(841.489)	(108.786)	(56.379)	(202.369)	(33.697)	(52.084)	14.317	(1.280.487)
Depreciations and impairment of non-financial assets	(144.842)	(24.369)	(13.097)	(10.651)	(1.372)	(478)	(5.633)	(200.442)
Other operating expenses	(538.855)	(249.290)	(83.134)	(115.933)	(611)	(13.270)	(1.438)	(1.002.531)
Operating income	412.411	(4.497)	357.652	(338.139)	171.610	85.739	63.894	748.670
Result from associates and joint ventures	—	—	—	401	—	(121)	(280)	—
Result before taxes from continuing operations	412.411	(4.497)	357.652	(337.738)	171.610	85.618	63.614	748.670
Income tax	(85.598)	25.840	(74.420)	84.488	(51.911)	(28.322)	(29.218)	(159.141)
Net income	326.813	21.343	283.232	(253.250)	119.699	57.296	34.396	589.529
Net income for the period attributable to owners of the parent company	326.813	21.343	283.232	(253.250)	119.699	57.296	34.000	589.133
Net income for the period attributable to non-controlling interest	—	—	—	—	—	—	396	396
Other comprehensive income	—	—	(293)	—	307	—	26.251	26.265
Other comprehensive income attributable to owners of the parent company	—	—	(293)	—	307	—	26.251	26.265
Other comprehensive income attributable to non-controlling interest	—	—	—	—	—	—	—	—
Comprehensive income for the period	326.813	21.343	282.939	(253.250)	120.006	57.296	60.647	615.794
Comprehensive income attributable to owners of the parent company	326.813	21.343	282.939	(253.250)	120.006	57.296	60.251	615.398
Comprehensive income attributable to non-controlling interests	—	—	—	—	—	—	396	396

GRUPO SUPERVIELLE S.A.

Notes to Unaudited Interim Consolidated Condensed Financial Statements

As of March 31, 2019 presented in comparative format

(Expressed in thousands of pesos)

Result by segments	Retail Banking	Corporate Banking	Treasury	Consumer	Insurance	Adm. MF and other segments	Adjustments	Total as of 03.31.2018
Interest income	2,030,172	1,490,881	173,630	1,059,283	1,351	—	(138,507)	4,616,810
Interest expenses	(488,286)	(99,922)	(961,162)	(396,667)	—	—	147,332	(1,798,705)
Distribution of results by Treasury	279,346	(807,900)	528,554	—	—	—	—	—
Net interest income	1,821,232	583,059	(258,978)	662,616	1,351	—	8,825	2,818,105
Services Fee Income	699,620	98,043	4,833	237,976	—	171,060	(52,438)	1,159,094
Services Fee Expenses	(176,812)	(8,970)	(13,323)	(143,944)	—	—	74,937	(268,112)
Income from insurance activities	—	—	—	—	113,871	—	34,876	148,747
Net Service Fee Income	522,808	89,073	(8,490)	94,032	113,871	171,060	57,375	1,039,729
Subtotal	2,344,040	672,132	(267,468)	756,648	115,222	171,060	66,200	3,857,834
Net income from financial instruments at fair value through profit or loss	2,668	(3,708)	340,336	10,259	26,278	20,241	260,448	656,522
Exchange rate difference on gold and foreign currency	90,201	8,083	48,598	(170)	—	927	1,294	148,933
NIFFI And Exchange Rate Differences	92,869	4,375	388,934	10,089	26,278	21,168	261,742	805,455
Other operating income	137,345	109,150	12,390	76,604	827	79	(25,266)	311,129
Loan loss provisions	(246,618)	(72,754)	(5,174)	(401,580)	—	—	—	(726,126)
Net operating income	2,327,636	712,903	128,682	441,761	142,327	192,307	302,676	4,248,292
Personnel expenses	1,032,041	183,825	58,759	159,346	20,125	46,870	19,331	1,520,297
Administration expenses	631,863	68,173	29,438	144,707	34,060	33,535	(15,603)	926,173
Depreciations and impairment of non-financial assets	43,456	13,372	3,266	6,788	779	625	150	68,436
Other operating expenses	413,670	129,193	43,989	120,475	30	4,002	1,578	712,937
Operating income	206,606	318,340	(6,770)	10,445	87,333	107,275	297,220	1,020,449
Result from associates and joint ventures	—	—	—	271	—	(144)	(127)	—
Result before taxes from continuing operations	206,606	318,340	(6,770)	10,716	87,333	107,131	297,093	1,020,449
Income tax	(67,831)	(91,566)	1,229	(7,376)	(32,521)	(32,131)	(52,470)	(282,666)
Net result from continuing activities	138,775	226,774	(5,541)	3,340	54,812	75,000	244,623	737,783
Net Income	138,775	226,774	(5,541)	3,340	54,812	75,000	244,623	737,783
Net income for the period attributable to owners of the parent company	138,775	226,774	(5,541)	3,340	54,812	75,000	229,474	722,634
Net income for the period attributable to non-controlling interest	—	—	—	—	—	—	15,149	15,149
Other comprehensive income	12,186	16,446	1,325	—	497	—	(8,246)	22,208
Other comprehensive income attributable to owners of the parent company	12,186	16,446	1,325	—	497	—	(8,283)	22,171
Other comprehensive income attributable to non-controlling interest	—	—	—	—	—	—	37	37
Comprehensive income for the period	150,961	243,220	(4,216)	3,340	55,309	75,000	236,377	759,991
Comprehensive income attributable to owners of the parent company	150,961	243,220	(4,216)	3,340	55,309	75,000	221,191	744,805
Comprehensive income attributable to non-controlling interest	—	—	—	—	—	—	15,186	15,186

3.              FAIR VALUES

The Group classifies the fair values of the financial instruments into 3 levels, according to the quality of the data used for their determination.

The portfolio of financial instruments held by the Group is detailed below, at the end of the period ended March 31, 2019:

Instrument portfolio as of 03/31/2019	Fair value - PL	Amortized Cost	Fair value - OCI	Total
Assets
- Cash and due from banks	4.392	31.047.132	—	31.051.524
- Debt securities at fair value through profit or loss	35.216.445	—	—	35.216.445
- Derivatives	181.365	—	—	181.365
- Loans and other financing	432.005	2.267.670	—	2.699.675
- Other debt securities	—	79.458.694	—	79.458.694
- Financial assets in guarantee	15.458	3.353.865	32	3.369.355
- Investments in Equity Instruments	4.744.272	150.383	—	4.894.655
- Loans and other financing	1.260	—	8.801	10.061
Total Assets	40.595.197	116.277.744	8.833	156.881.774
Liabilities
- Deposits	—	109.676.796	—	109.676.796
-Liabilities at fair value through profit or loss	1.367.226	—	—	1.367.226
- Repo transactions	—	1.497.207	—	1.497.207
- Other financial liabilities	5.164.463	1.357.185	—	6.521.648

GRUPO SUPERVIELLE S.A.

Notes to Unaudited Interim Consolidated Condensed Financial Statements

As of March 31, 2019 presented in comparative format

(Expressed in thousands of pesos)

Instrument portfolio as of 03/31/2019	Fair value - PL	Amortized Cost	Fair value - OCI	Total
- Financing received from the Argentine Central Bank and other financial institutions	—	7.021.252	—	7.021.252
- Unsubordinated negotiable obligations	—	11.990.376	—	11.990.376
-Subordinated negotiable obligations	—	1.579.585	—	1.579.585
Total Liabilities	6.531.689	133.122.401	—	139.654.090

Fair Value level 1:  The fair value of financial instruments traded in active markets (such as publicly-traded derivatives, debt securities or available for sale) is based on market quoted prices as of the date of the reporting period. If the quote price is available and there is an active market for the instrument, it will be included in Level 1. Otherwise, it will be included in Level 2.

Fair Value level 2: The fair value of financial instruments which are not traded in active markets, such as over-the-counter derivatives, is determined using valuation techniques that maximize the use of observable market data and rely the least possible on the Group’s specific estimates. If all significant inputs required to fair value a financial instrument are observable, such instrument is included in level 2. If the inputs used to determine the price are not observable, the instrument will be included in Level 3.

Fair Value level 3: If one or more significant inputs are not based on observable market data, the instrument is included in level 3.

During 2019 there were no transfers between the levels.

Valuation Techniques

Valuation techniques to determine fair values Level 2 include the following:

•        Market or quoted prices for similar instruments.

•        The estimated present value of instruments.

The valuation technique to determine the fair value Level 2 is based on inputs other than the quoted price included in Level 1 that are readily observable for the asset or liability (i.e., prices).

The Group uses valuation techniques through spot rate curves which calculate the yield upon market prices.

3.1       Fair Value of Financial Instruments

The financial instruments of the group measured at fair value at the close of the period ended on March 31, 2019 are detailed below:

Instrument portfolio as of 03/31/2019	FV level 1	FV level 2	FV level 3
Assets
- Cash and due from banks	4,392	—	—
- Debt securities at fair value through profit or loss	3,008,094	32,208,351	—
- Derivatives	181,365	—	—
- Other financial assets	432,005	—	—
- Other debt securities	15,490	—	—
- Financial assets in guarantee	4,744,272	—	—
- Investments in Equity Instruments	1,260	8,801	—
Total Assets	8,386,878	32,217,152	—
Liabilities
- Liabilities at fair value through profit or loss	1,367,226	—	—
- Other financial liabilities	5,164,463	—	—
Total Liabilities	6,531,689	—	—

3.2 Fair Value of Other Financial Instruments

The Group has financial instruments that are not valued at fair value. For most of them, the fair value does not differ substantially from its residual value, because the interest rate to pay or collect is similar to the market rates, or the instrument is of short duration. The following substantial differences were found at year end:

GRUPO SUPERVIELLE S.A.

Notes to Unaudited Interim Consolidated Condensed Financial Statements

As of March 31, 2019 presented in comparative format

(Expressed in thousands of pesos)

Other Financial Instruments as of 03/31/2019	Accounting value	Fair value	FV Level 1	FV Level 2	FV Level 3
Financial Assets
-Cash and due from Banks	31,047,132	31,047,132	31,047,132	—	—
-Other financial assets	2,267,670	2,267,670	2,267,670	—
-Loans and other financing	79,458,694	80,729,426	—	—	80,729,426
- Other Debt Securities	3,353,865	2,845,147	2,845,147	—	—
-Financial assets in as guarantee	150,383	150,383	150,383	—	—
	116,277,744	117,039,758	36,310,332	—	80,729,426
Financial Liabilities
-Deposits	109,676,796	109,676,796	109,676,796	—	—
-Other financial liabilities	1,357,185	1,357,185	1,357,185	—	—
- Repo transactions	1,497,207	1,497,207	1,497,207	—	—
-Finances received from the BCRA and other financial institutions	7,021,252	6,122,029	—	—	6,122,029
- Unsubordinated negotiable obligations	11,990,376	11,990,376	11,990,376	—	—
- Subordinated Negotiable Obligations	1,579,585	1,579,585	1,579,585	—	—
	133,122,401	132,223,178	126,101,149	—	6,122,029

4.              RELATED PARTY TRANSACTIONS

Related parties are considered to be all those entities that directly, or indirectly through other entities, control over another, are under the same control or may exercise significant influence over the financial or operational decisions of another entity.

The Group controls another entity when it has power over the financial and operating decisions of other entities and in turn obtains benefits from it. On the other hand, the Group considers that it has joint control when there is an agreement between the parties regarding the control of a common economic activity.

Finally, those cases in which the Group has significant influence is due to the power to influence the financial and operating decisions of another entity but not being able to exercise control over them. For the determination of such situations, not only the legal aspects are observed but also the nature and substance of the relationship.

Controlling entities

Mr. Julio Patricio Supervielle is the main shareholder of the Group. Julio Patricio Supervielle´s interest in the capital and votes of the Group as of March 31, 2019 and December 31, 2018, is 35.43% and 69.40%, respectively.

Subsidiaries

The related parties and the detail of the nature of their relationship are developed in Note 1.4.

See balances and transactions with related parties in Note 9 of the condensed interim consolidated financial statements.

5.              EARNINGS PER SHARE

Earnings per share is calculated by dividing profit or loss attributable to the Group´s shareholders by the weighted average number of ordinary shares outstanding during the period. Since the Group does not hold preferred shares or convertible shares, the basic earning per share is the same as that diluted per share.

	03/31/2019	03/31/2018
Income attributable to shareholders of the group	589,133	722,634
Weighted average of ordinary shares (thousands)	456,722	456,722
Income per share	1.29	1.58

GRUPO SUPERVIELLE S.A.

Notes to Unaudited Interim Consolidated Condensed Financial Statements

As of March 31, 2019 presented in comparative format

(Expressed in thousands of pesos)

6.              PROPERTY, PLANT AND EQUIPMENT

Changes in property, plant and equipment for period ended on March 31, 2019 and December 31, 2018, are as follows:

					Depreciation				Net carrying
Item	At the beginning of the year	Useful life	Additions	Disposals	At the beginning of the year	Disposals	Of the period	At the end of the period	03/31/2019	12/31/2018
Cost model
Land and Buildings	4,985	50	—	—	(1,730)	—	(424)	(2,154)	2,831	3,255
Furniture and fitting	171,163	10	7,751	(92)	(79,171)	—	(5,045)	(84,216)	94,606	91,992
Machinery and equipment	686,250	5	6,421	(1)	(410,420)	—	(33,995)	(444,415)	248,255	275,830
Vehicles	73,561	5	2,348	(1,909)	(21,898)	488	(4,005)	(25,415)	48,585	51,663
Other miscellaneous assets	15	5	—	—	(15)	—	—	(15)	—	—
Construction in progress	251,264	—	26,828	—	—	—	—	—	278,092	251,264
Revaluation model
Land and Buildings	1,186,113	50	—	—	(82,714)	—	(5,170)	(87,884)	1,098,229	1,103,399
Total	2,373,351		43,348	(2,002)	(595,948)	488	(48,639)	(644,099)	1,770,598	1,777,403

7.              INVESTMENT PROPERTIES

The movements in investment properties for the period ended March 31, 2019 were as follows:

Item	At the beginning of the year	Useful life	Net gain per measurement to fair value	Additions	Disposals	Depreciation of the period	Net carrying amount at 03/31/2019
Measurement at cost
Rented properties	5,522	50	—	—	—	(190)	5.332
Measurement at fair value
Rented properties	407,300	50				—	407.300
TOTAL INVESTMENT PROPERTIES	412,822		—	—	—	(190)	412.632

8.              INTANGIBLE ASSETS

Intangible assets of the Group for period ended on March 31, 2019 and December 31, 2018, are as follows:

					Depreciation
Item	Initial value at the beginning of the year	Useful life	Additions	Disposals	At the beginning of the year	Disposals	Of the period	At the end of the period	As of 03/31/2019	Net carrying amount at 12/31/2018
Measurement at cost
Goodwill	1,227,082		6,699	—	(2,394)	—	—	(2,394)	1,231,387	1,224,688
Brands	72,348		—	—	—	—	—	—	72,348	72,348
Licenses	32,084	3	1,489	—	(8,600)	—	(2,768)	(11,368)	22,205	23,483
Other intangible assets	1,132,481		21,249	(897)	(491,183)	82	(45,590)	(536,691)	616,142	641,298
TOTAL	2,463,995		29,437	(897)	(502,177)	82	(48,358)	(550,453)	1,942,082	1,961,817

Depreciation for the year is included in the line “Depreciations and impairment of non-financial assets” in the statement of comprehensive income.

GRUPO SUPERVIELLE S.A.

Notes to Unaudited Interim Consolidated Condensed Financial Statements

As of March 31, 2019 presented in comparative format

(Expressed in thousands of pesos)

9.              LEASES

The Group has adopted IFRS 16 retrospectively since January 1, 2019, without modifying the comparative information for fiscal year 2018, as permitted under the specific transition provisions set forth in the standard. The reclassifications and adjustments resulting from the application of this new standard have therefore been recognized in the balances beginning on January 1, 2019.

At the date of adoption, the Group has recognized lease liabilities in relation to operations previously classified as “operating leases” under IAS 17. These liabilities were measured at the present value of the remaining lease payments, discounted using the current funding rate. on January 1, 2019.

For transactions previously classified as “financial leases”, the Entity has recognized the right of use and the lease liability based on book value prior to the date of initial application of the standard, being the measurement principles of IFRS 16 then applied from that date.

The amount of the lease liabilities for the application of IFRS 16, is included in the line “Other financial liabilities” amounts to March 31, 2019 to $ 936,566. The right of use registered at such date by the Group as lessee is related to the following types of assets:

	Real State	Total
Cost	926,860	926,860
Accumulated depreciation	(89,148)	(89,148)
Total at 03/31/2019	837,712	837,712

10.       COMPOSITION OF THE MAIN ITEMS OF THE INTERIM CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

10.1 Interest income

	03/31/2019	03/31/2018
Interest on overdrafts	784,981	413,301
Interest on promissory notes	979,920	635,040
Interest on personal loans	2,479,959	2,072,139
Interest on promissory notes	1,103,399	394,236
Interest on credit card loans	964,803	576,785
Interest on mortgage loans	588,745	152,744
Interest on automobile and other secured loan	134,506	19,566
Interest from foreign trade and USD loans	318,047	151,684
Interest on financial leases	247,257	149,045
Others	335,902	52,270
Total	7,937,519	4,616,810

10.2 Interest expenses

Interest on current accounts deposits	1,349,093	199,606
Interest on time deposits	3,670,643	714,509
Interest on other liabilities from financial transactions	1,317,573	810,504
Interest from financing from financial sector	201,861	56,145
Others	180,051	17,941
Total	6,719,221	1,798,705

10.3 Net income from financial instruments at fair value through profit or loss

Income from corporate and government securities	594,518	303,798
Income from securities issued by the Argentine Central Bank	3,934,038	426,968
Derivatives	59,196	(74,244)
Total	4,587,752	656,522

GRUPO SUPERVIELLE S.A.

Notes to Unaudited Interim Consolidated Condensed Financial Statements

As of March 31, 2019 presented in comparative format

(Expressed in thousands of pesos)

10.4 Service fee income

	03/31/2019	03/31/2018
Commissions from deposit accounts	650,145	443,765
Commissions from credit and debit cards	481,656	410,808
Commissions from loans operations	65,233	46,703
Commissions from foreign trade	55,173	43,936
Commissions from miscellaneous operations	290,059	187,313
Others	19,573	26,569
Total	1,561,839	1,159,094

10.5 Service fee expenses

Commissions paid	320,764	262,902
Export and foreign currency operations	13,305	5,210
Total	334,069	268,112

10.6 Other operating incomes

Loans recovered and allowances reversed	87,716	59,918
Insurance commissions	28,732	49,190
Rental from safety boxes	50,188	36,554
Commissions from trust services	795	9,060
Returns of risk funds	42,365	32,976
Sales of miscellaneous assets	5,448	14,803
Miscellaneous credit adjustments	29,390	13,241
Sales of property, plant and equipment	5,448	14,803
Default interests	115,120	29,093
Others	167,700	51,491
Total	532,902	311,129

10.7 Personnel expenses

Payroll and social securities	1,790,233	1,411,454
Others expenses	526,976	108,843
	2,317,209	1,520,297

10.8 Administration expenses

Directors´ and statutory auditors´fees	41,826	20,696
Other fees	367,053	257,571
Advertising and publicity	92,669	60,603
Taxes	270,784	186,073
Maintenance, security and services	303,484	212,413
Rent	9,450	75,456
Others	195,221	113,361
Total	1,280,487	926,173

10.9 Depreciation and impairment of non-financial assets

Depreciation of property, plant and equipment (Note 7)	48,639	38,137
Depreciation of other non-financial assets	14,297	11,220
Amortization of intangible assets (Note 8)	48,358	19,079
Depreciation of leases	89,148	—
	200,442	68,436

GRUPO SUPERVIELLE S.A.

Notes to Unaudited Interim Consolidated Condensed Financial Statements

As of March 31, 2019 presented in comparative format

(Expressed in thousands of pesos)

10.10 Other operating expenses

	03/31/2019	03/31/2018
Promotions related with credit cards	90,775	81,780
Turnover tax	685,816	437,041
Result by initial recognition of loans	43,017	70,166
Charges paid to National Social Security Administration (ANSES)	32,257	26,638
Operational losses	2,957	4,007
Losses on quota refund	15,118	15,693
Interests for leases liabilities	40,238	—
Coverage services	5,019	13,193
Contributions made to deposit insurance fund	43,849	27,603
Others	43,485	36,816
Total	1,002,531	712,937

11.       DIVIDENDS

On April 26, 2019, the Ordinary General Shareholders’ Meeting approved the following distribution of the results of the 2018 fiscal year, which had shown a profit of $ 2,567,569, by adoption of the International Financial Reporting Standards from January 1, 2018, adjustments were made to results of previous years in the amount of $ (911,607), which leaves a net result of outstanding profits of $ 1,655,962:

*       Dividends in cash: 303,000.

*       Other reserve: 1,352,962.

12.       INCOME FROM INSURANCE ACTIVITIES

The composition of “Result from insurance activities” as of March 31, 2019 and 2018, is as follows:

Item	03/31/2019	03/31/2018
Accrued premiums	315,551	244,905
Accrued losses	(39,951)	(36,815)
Production expenses	(71,637)	(59,343)
Total	203,963	148,747

13.       CONTRIBUTION TO THE DEPOSIT INSURANCE SYSTEM

Law No. 24485 and Decree No. 540/95 established the creation of the Deposit Insurance System to cover the risk attached to bank deposits, in addition to the system of privileges and safeguards envisaged in the Financial Institutions Law.

The National Executive Branch through Decree No. 1127/98 dated September 24, 1998, extended this insurance system to demand deposits and time deposits of up to Ps. 30 denominated either in pesos and/or in foreign currency. In May 2016, the amount was updated to Ps. 450, through Communication “A” 5943. By communication “A” 6654, effective from March 1, 2019, said limit reaches the sum of 1,000.

This deposit does not include deposits made by other financial institutions (including fixed-term certificates acquired through secondary trading), deposits made by persons directly or indirectly related to the entity, deposits of securities, acceptances or guarantees and , demand deposits agreed at a rate higher than that periodically established by the BCRA on the basis of the daily survey carried out by said institution (*) and deposits and forward investments that exceed 1.3 times said rate or rate of reference plus 5 percentage points, whichever was greater (*). Also excluded are deposits whose ownership has been acquired via endorsement and deposits that offer additional incentives to the interest rate. The system has been implemented through the creation of a fund called “Deposit Guarantee Fund” (F.G.D.), which is managed by the company Seguros de Depósitos S.A. (SEDESA) and whose shareholders are the BCRA and the financial entities in the proportion determined for each one of them by the contributions made to said fund.

(*) Effective as of January 20, 2019, by provision of the “A” 6435, these exclusions are as follows: Demand deposits in which interest rates are agreed above the reference rates and deposits and investments that exceed 1.3 times that

GRUPO SUPERVIELLE S.A.

Notes to Unaudited Interim Consolidated Condensed Financial Statements

As of March 31, 2019 presented in comparative format

(Expressed in thousands of pesos)

rate. The reference rates are periodically disseminated by the BCRA according to the moving average of the last five banking business days of the deposit rates that for fixed-term deposits of up to 100 (or its equivalent in other currencies), arise from the survey carried out by the Central Bank. said Institution.

14.       RESTRICTED ASSETS

As of March 31, 2019 and December 31, 2018, Grupo Supervielle’s following assets are restricted:

Item	03/31/2019	12/31/2018
Other receivables from financial transactions
Special guarantee accounts in the Argentine Central Bank	1,291,774	1,357,904
Others included in debtors’ classification regulations	—	—
	1,291,774	1,357,904
Miscellaneous Receivables
Trust guarantee deposits	2,719	3,333
Guarantee deposits for currency forward transactions	544,387	282,207
Guarantee deposits for credit cards transactions	272,213	244,417
Other guarantee deposits (*)	1,123,371	113,904
Guarantee deposits for repo transactions	149,492	—
	2,092,182	643,861

(*) As of  March 31, 2019 and December 31, 2018, the obligation to set up a guarantee amounting to USD 1,000 securing commitments assumed by Banco Banex S.A. (currently absorbed by Banco Supervielle S.A.) as awardee of the former Banco San Luis S.A. —in its capacity as Financial Agent of that province as from August 1, 1996-, is recorded under this caption for a total of $1,000. These assets represent immobilized assets from the point of view of the prudential regulations established by the Argentine Central Bank.

15.       COMPLIANCE OF PROVISIONS ISSUED BY THE NATIONAL SECURITIES COMMISSION

Pursuant to General Ruling N° 629 issued by the National Securities Commission, supporting documentation of our accounting and administration operations for the financial years 2012, 2013, 2014, 2015, 2016, 2017, 2018 and the elapsed until March 31,2019, accounting books since September 2012 up to date and all corporate books are safeguarded in the registered headquarters.

Any other documentation or book, older than the date specified above for each case, is safeguarded by the firm AdeA S.A., whose warehouse is located on Ruta Provincial N°36, Km 31,500, Bosques, Partido de Florencio Varela, Buenos Aires Province.

16.       ISSUANCE OF NEGOTIABLE OBLIGATIONS

Grupo Supervielle S.A.’s Negotiable Obligations Issuance Program

As of March 31, 2019 and December 31, 2018, Grupo Supervielle S.A. recorded the following series of negotiable obligations pursuant to the following issuance conditions:

Class	Issuance date	Currency	Amount (in thousands)	Rate	Maturity date	03/31/2019	12/31/2018
XIII	01/31/2014		$23,100	BADLAR + 6,25%	01/31/2019	—	25,598
Total						—	25,598

GRUPO SUPERVIELLE S.A.

Notes to Unaudited Interim Consolidated Condensed Financial Statements

As of March 31, 2019 presented in comparative format

(Expressed in thousands of pesos)

Banco Supervielle S.A.

On December 21, 2018 the Board of Banco Supervielle S.A. approved the issuance of non-subordinated Negotiable Obligations class F for an amount of up to $ 3,000,000,000 (three billion pesos) within the Global Program of Negotiable Obligations. The suscription period ended on January 31, 2019.

As of March 31, 2019 and December 31, 2018, Banco Supervielle S.A. recorded the following series of negotiable obligations pursuant to the following issuance conditions:

Issuance date	Currency	Nro. of Class	Amount	Amortization	Term	Maturity date	Rate	03/31/2019	03/31/2018
02/09/17	$	A	4,768,170	50% on 2-9-2020 and 50% at maturity on 8-9-2020	42 Months	08/09/2020	Floating Badlar of Private Banks + 4.50%. with a minimum 18% nominal annual	4,138,854	4,200,603
12/22/17	$	B	629,000	100% at mat,	24 Months	12/22/2019	Floating TM20 + 3.25%	599,578	600,155
12/22/17	$	C	659,750	3 installments: 12-22-2020 33,33%, 06-22-2021 33,33%, and upon maturity 33,34%,	48 Months	12/22/2021	Floating Badlar + 4.25%	666,621	667,236
02/14/18	$	D	748,889	100% at mat,	18 Months	08/14/2019	Floating Badlar of Private Banks + 3.5%	757,062	768,861
02/14/18	$	E	1,607,667	3 equal and consecutive annual installments, 1° 02-14-21	60 Months	02/14/2023	Floating Badlar of Private Banks + 4.05%	1,660,833	1,687,173
02/04/19	$	F	3,000,000	100% at mat,	9 Months	11/04/2019	Floating Badlar of Private Banks + 4.85%	3,201,461	—
							Total	11,024,409	7,924,028

Subordinated Negotiable Obligations

The following is a detail of the current issues as of March 31, 2019 and December 31, 2018:

Issuance date	Currency	Nro. of Class	Amount	Amortization	Term	Maturity date	Rate	03/31/2019	12/31/2018
08/20/2013	U$S	III	22.500	100% at mat.	84 Months	08/20/20	7%	982,103	871,571
11/18/2014	U$S	IV	13.441	100% at mat.	84 Months	11/18/21	7%	597,482	512,246
Total								1,579,585	1,383,817

Cordial Compañía Financiera S.A: Program for the Issuance of Negotiable Obligations

The following is a detail of the current issues as of March 31, 2019 and December 31, 2018:

Class	Issuance Date	Maturity Date	FV	Rate	03/31/2019	03/31/2018
Class XIV	05/11/2017	05/11/2019	558,000	Floating BADLAR + 3,50%	391,734	397,590
Class XV	08/24/2017	02/23/2019	413,500	Floating BADLAR + 3,75%	—	365,401
Class XVI	11/22/2017	11/21/2019	535,500	Floating TM20 4,25%	533,672	541,013
Total					925,406	1,304,004

GRUPO SUPERVIELLE S.A.

Notes to Unaudited Interim Consolidated Condensed Financial Statements

As of March 31, 2019 presented in comparative format

(Expressed in thousands of pesos)

Micro Lending S.A.U.: Program for the Issuance of Negotiable Obligations

The following is a detail of the current issues as of March 31, 2019 and December 31, 2018:

Class	Issuance Date	Maturity Date	F.V.	Rate	03/31/2019	12/31/2018
Clase II	08/16/2016	08/16/2019	60,000	Floating BADLAR + 5,00%	13,338	20,004
Clase III	10/04/2017	10/05/2020	35,000	Floating BADLAR + 7,0%	27,223	31,112
Total					40,561	51,116

17.       FINANCIAL TRUSTS

The detail of the financial trusts in which Banco Supervielle S.A acts as Trustee or as Trustee is summarized below:

As Trustee:

Below is a detail of the financial trust where the Group acts as a trustee or as a settler:

Guarantee Management Trusts

Trustee: Banco Supervielle.

Financial trust	Indenture executed on	Due of principal obligation	Original principal amount	Principal balance	Beneficiaries	Settlers
Credimas	01/11/2013	12/26/2018	16,000	4,616	Banco Supervielle S.A.	Credimas S.A.
		01/24/2019	7,000	4,867

Asministration trust Interconnection 500 KV ET Nueva San Juan - ET Rodeo Iglesia	09/12/2018	09/12/2018, or until the termination of payment obligations through Disbursements (the “Extinction date”).	—	—

Diservel S.R.L., Ingenias S.R.L, Geotecnia (Inv. Calvente), Newen Ingenieria S.A., Ingiciap S.A., Mercados Energeticos, Diservel S.R.L.) and the suppliers of works, goods and services included in the Project.

						Interconexion Electrica Rodeo S.A.

The group acts also as trustee in the following trusts:

Mendoza Trust: In liquidation phase, since it has fulfilled the contract period, but is pending the completion of several acts that derive from the trustee. The liabilities recorded as of March 31,2019, mainly originating from the exclusion of assets, amount to 20,315 and have been backed by assets in trust (loans, other miscellaneous loans, and other non-financial assets, etc.) in the amount of 614. This trust will be liquidated following the procedures established by Law 24,441.

Luján Trust: The term of the contract has expired and all documentation relating to the liquidation has been delivered and has requested the definitive withdrawal from the General Directorate of Revenue in the gross income tax and as withholding agent of stamps and gross income, which was resolved favorably by the DGR.The definitive disposal from AFIP has been requested. To date, the certificate of definitive disposal from this Entity has not been received.

As Settler

Publicly offered and listed financial trusts as of March 31, 2019:

Supervielle Créditos Financial Trust

Assets in Trust: Personal Loans

Trustee: Equity TMF Trust Company (Argentina) S.A.

		Value initially assigned in	Securities issued
Financial Trust	Set up on	trust	Type	Amount	Type	Amount
Serie 96 (1), (2)	09/19/2017	$236,867	VDF TV A Mat: 06/20/19	VN$ 2,501	CP Mat: 04/20/22	VN$ 25,128

Serie 97 (1), (2)	03/27/2018	$750,000	VDF TV A Mat: 01/20/20	VN$ 30,927	CP Mat: 03/20/20	—

GRUPO SUPERVIELLE S.A.

Notes to Unaudited Interim Consolidated Condensed Financial Statements

As of March 31, 2019 presented in comparative format

(Expressed in thousands of pesos)

(1)  Issued under the Supervielle Confiance 4 program.

(2) Personal loans originated by Banco Supervielle granted to retirees and pensioners of National Social Security Administration (ANSES).

On April 8, 2019, the Public Offer of the CCF Financial Trust Series XX Loans was made. The value of debt securities and certificates of participation amount to $ 480,000 and $ 120,000, respectively.

18.       RESTRICTIONS IMPOSED ON THE DISTRIBUTION OF DIVIDENDS

Pursuant to regulations set by the Argentine Central Bank, 20% of the profits for the year, net of possible prior year adjustments, where applicable, are to be allocated to the Legal Reserve.

Pursuant to the amended text on distributions of dividends, financial entities shall comply with a series of requirements, as follows: i) They shall not be subject to the provisions of Sections 34 and 35 bis of the Financial Institutions Law; ii) No liquidity assistance loans shall have been granted to them; iii) they shall be in compliance with information regimes; iv) they shall not record shortfalls in the compiled minimum capital (without computing for such purposes the effects of the individual exemptions granted by the Superintendence of Financial and Foreign Exchange Institutions) or minimum cash, v) they shall have complied with additional capital margin when applicable.

The entities not facing any of these situations may distribute dividends in accordance with provisions set forth in said amended text, provided the entity´s liquidity or solvency is not jeopardized.

It is worth to be mentioned that pursuant to Communication “A” 6464 issued by the Argentine Central Bank, until March 31, 2020, financial entities, which, for the purpose of determining the distributable result, have not applied the additional on capital margins shall rely on previous authorization issued by the SEFyC.

19.                     CONTRACT AS A FINANCIAL AGENT BY THE PROVINCE OF SAN LUIS

On January 17, 2017, Banco Supervielle S.A. received a communication from the San Luis Public Treasury Ministry giving notice of the termination of the Financial Agent Contract that Banco Supervielle has with the Province, effective as of February 28, 2017. The communication also states that, without prejudice to the exercise of the right to terminate the contract, the Province may continue to operate with the Bank until a new financial agent is selected.

Since February 2017, the Bank has continued to provide financial services to the government of the Province of San Luis and its employees despite the termination of the agreement.

On May 23, 2018, the Municipality of San Luis designated Banco Supervielle (the “Bank”) as a financial agent for a period of 2 years, with automatic renewal for an additional 2 years, beginning with the first payment of salaries on June 29 of the current year. With this designation, the Bank became the financial agent of all the of the Province´s municipalities.

On June 7, 2018, the Province ratified the agreement signed with the Bank for a period of 12 months formalizing its role of exclusive payment agent that it has continued to exercise since more than 20 years ago.

In January 2019, the government of the Province of San Luis announced the terms and conditions of the auction that the Province will carry out for the new financial agency agreement. The Bank has submitted an offer on March 15, 2019, and the date of the award is pending publication.

As of the date of these financial statements, the Bank continues to provide financial services to the provincial government of the Province of San Luis and its employees.

20.       RISK MANAGEMENT POLICIES

There have been no significant changes to the risk management policy, as mentioned in the Financial Statements as of December 31, 2018.

GRUPO SUPERVIELLE S.A.

Notes to Unaudited Interim Consolidated Condensed Financial Statements

As of March 31, 2019 presented in comparative format

(Expressed in thousands of pesos)

21.       DEBT SECURITIES AT FAIR VALUE THROUGH PROFIT OR LOSS, OTHER DEBT SECURITIES, EQUITY INSTRUMENTS

	HOLDING				POSITION
Item	Fair value	Level of fair value	Book value 03/31/2019	Book value 12/31/2018	Without options	Options	Final
DEBT SECURITIES AT FAIR VALUE THROUGH PROFIT OR LOSS
Government Securities
Treasury Bill U$S Vto. 08/16/2019	—	1	921,412	—	921,412	—	921,412
Treasury Bill U$S Vto. 10/25/2019	—	1	763,091	—	393,143	—	393,143
Treasury Bill U$S Vto. 09/13/2019	—	1	320,943	—	320,943	—	320,943
Treasury Bill U$S Vto. 06/28/2019	—	1	179,438	174,459	179,438	—	179,438
Capitalizable Treasury Bills $ Mat. 04/30/19	—	1	176,430	—	(327,654)	—	(327,654)
Treasury Bill U$S Vto. 05/10/2019	—	1	125,226	1,238,920	125,226	—	125,226
Treasury Bill U$S Vto. 06/14/2019	—	1	117,105	204,447	117,105	—	117,105
Treasury Bill U$S Vto. 09/27/2019	—	1	106,766	—	106,766	—	106,766
Argentine National Bonus M.Dual 06/21/2019	—	1	74,729	38,899	74,729	—	74,729
Argentine National Bonus U$S 8.75% 2024	—	1	63,549	90,805	(103,240)	—	(103,240)
Others	—		158,442	1,984,747	(10,952)	—	(10,952)

Central Bank Bills
Liquidity Central Bank Bills Mat.04/01/19	—	2	15,400,000	—	15,400,000	—	15,400,000
Liquidity Central Bank Bills Mat.04/03/19	—	2	7,870,604	—	8,368,744	—	8,368,744
Liquidity Central Bank Bills Mat.04/04/19	—	2	3,977,716	—	3,977,716	—	3,977,716
Liquidity Central Bank Bills Mat.04/05/19	—	2	3,970,344	—	4,962,930	—	4,962,930
Liquidity Central Bank Bills Mat.04/08/19	—	2	987,098	—	987,098	—	987,098
Liquidity Central Bank Bills Mat.01/02/19	—	2	—	5,990,274	—	—	—
Liquidity Central Bank Bills Mat.01/04/19	—	2	—	2,985,462	—	—	—
Liquidity Central Bank Bills Mat.01/08/19	—	2	—	988,764	—	—	—
Liquidity Central Bank Bills Mat.01/07/19	—	2	—	742,766	—	—	—
Liquidity Central Bank Bills Mat.01/03/19	—	2	—	598,058	—	—	—

Corporate Securities
ON QUICKFOOD CL. 9 Mat. 11/24/22 $ C.G.	—	2	1,528	1,571	1,528	—	1,528
VDF Credimas 33 Class A $ C.G.	—	2	1,060	1,603	1,060	—	1,060
ON YPF SA Reg. 2 Class.28 8,75% Mat.04/04/2024	—	1	964	834	964	—	964
ON YPF S.A. Class 41 Mat. 09/24/20 $ Esc	—	2	—	33,104	—	—	—
Galicia Bank of Buenos Aires 5 S2 Mat. 4/26/21 $CG	—	2	—	37,402	—	—	—
Total Debt Securities at Fair value through profit or loss	—	—	35,216,445	15,112,115	35,496,956	—	35,496,956

GRUPO SUPERVIELLE S.A.

Notes to Unaudited Interim Consolidated Condensed Financial Statements

As of March 31, 2019 presented in comparative format

(Expressed in thousands of pesos)

	HOLDING				POSITION
Item	Fair value	Level of fair value	Book value 03/31/2019	Book value 12/31/2018	Without options	Options	Final
OTHER DEBT SECURITIES
Rated at fair value through changes in other comprehensive income
Government Securities
Others	—	—	32	32	32	—	32

Measured at amortized cost
Government Securities
Treasury Argentine Sovereign Bonds TF Maturity 11/21/2020	3,282,943	1	3,282,943	3,090,930	3,282,943	—	3,282,943
Treasury Bills U$S 203 days Mat. 03/15/2019	—	1	—	1,039,760	—	—	—
Treasury Bills $ Mat. 04/30/2019	4,431	1	4,431	671	4,431	—	4,431
Treasury Bills $ Mat.01/31/2019	—	1	—	145,550	—	—	—
Others			41,524	18,270	—	—	—

Corporate Securities
VD FF MBT 1 CLASE A	685		685	1,211	685	—	685
ON PREAR S.2 V. 02/15/19 $ ESC	—		—	2,560	—	—	—
ON YPF Clase XXXVI Vto 10/02/2020	11,027		11,027	12,111	—	—	—
Others			28,713	—	—	—	—
Total Other Debt Securities	—	—	3,369,355	4,311,095	3,288,091	—	3,288,091

EQUITY INSTRUMENTS
Measured at fair value through profit or loss
Grupo Financiero Galicia SA	1,149	1	1,149	521	1,149	—	1,149
ADR Grupo Financiero Galicia SA	111	1	111	—	111	—	111
YPF S.A.	—	1	—	1,082	—	—	—

Measured at fair value through changes in other comprehensive income
Others	—	—	8,801	8,801	8,801	—	8,801

Total equity instruments	—	—	10,061	10,404	10,061	—	10,061
Total	—	—	38,595,861	19,433,614	38,795,108	—	38,795,108

GRUPO SUPERVIELLE S.A.

Notes to Unaudited Consolidated Financial Statements

As of March 31, 2019 presented in comparative format

(Expressed in thousands of pesos)

22.       ASSETS AND LIABILITIES IN FOREIGN CURRENCY

	Headquarters and branches	As of March 31,	As of March 31, 2019 (per currency)				As of December
Items	in the country	2019	Dollar	Euro	Real	Others	31, 2018
ASSETS
Cash and Due from Banks	17,035,352	17,035,352	16,272,309	684,515	13,778	64,750	16,358,427
Debt securities at fair value through profit or loss	2,686,510	2,686,510	2,686,510	—	—	—	2,792,749
Derivatives	—	—	—	—	—	—	13,405
Other financial assets	923,554	923,554	923,395	159	—	—	595,143
Loans and other financing	23,618,329	23,618,329	23,612,678	5,651	—	—	21,130,355
Other Debt Securities	65	65	65	—	—	—	1,039,824
Financial assets in guarantee	1,692,224	1,692,224	1,692,224	—	—	—	462,536
Investments in equity instruments	111	111	111	—	—	—	—
Other non-financial assets	160,339	160,339	160,339	—	—	—	149,192
TOTAL ASSETS	46,116,484	46,116,484	45,347,631	690,325	13,778	64,750	42,541,631

LIABILITIES
Deposits	35,917,783	35,917,783	35,345,959	571,824	—	—	31,319,494
Non-financial public sector	9,070,799	9,070,799	9,070,734	65	—	—	7,899,762
Financial sector	156	156	156		—	—	2,978
Non-financial private sector and foreign residents	26,846,828	26,846,828	26,275,069	571,759	—	—	23,416,754
Liabilities at fair value through profit or loss	629,632	629,632	629,632	—	—	—	152,886
Other financial liabilities	2,702,301	2,702,301	2,632,892	64,951	—	4,458	503,747
Financing received from the Argentine Central Bank and other financial institutions	5,655,677	5,655,677	5,655,677	—	—	—	6,789,700
Subordinated negotiable obligations	1,579,584	1,579,584	1,579,584	—	—	—	1,383,817
Other non-financial liabilities	354,206	354,206	354,206	—	—	—	514,782
TOTAL LIABILITIES	46,839,183	46,839,183	46,197,950	636,775	—	4,458	40,664,426

NET POSITION	(722,699)	(722,699)	(850,319)	53,550	13,778	60,292	1,877,205

GRUPO SUPERVIELLE S.A.

Notes to Unaudited Consolidated Financial Statements

As of March 31, 2019 presented in comparative format

(Expressed in thousands of pesos)

23.       LOANS AND OTHER FINANCING

	03/31/2019	12/31/2018
COMMERCIAL PORTFOLIO

Normal situation	38,648,019	39,863,548
-With “A” Preferred Collateral and Counter-guarantees	2,567,762	3,102,854
-With “B” Preferred Collateral and Counter-guarantees	8,325,870	7,174,967
- Without Preferred Collateral nor Counter-guarantees	27,754,387	29,585,727

Subject to special monitoring
- Under Observation	558,244	157,615
-With “A” Preferred Collateral and Counter-guarantees	25,861	5,397
-With “B” Preferred Collateral and Counter-guarantees	31,959	3,785
- Without Preferred Collateral nor Counter-guarantees	500,424	148,433

With problems	712,028	31,778
-With “A” Preferred Collateral and Counter-guarantees	3,842	2,387
-With “B” Preferred Collateral and Counter-guarantees	10,148	10,780
- Without Preferred Collateral nor Counter-guarantees	698,038	18,611

High risk of insolvency	454,112	368,871
-With “A” Preferred Collateral and Counter-guarantees	24,094	3,573
-With “B” Preferred Collateral and Counter-guarantees	57,823	45,750
- Without Preferred Collateral nor Counter-guarantees	372,195	319,548

Uncollectible	54,371	24,947
-With “A” Preferred Collateral and Counter-guarantees	19	—
-With “B” Preferred Collateral and Counter-guarantees	692	29
- Without Preferred Collateral nor Counter-guarantees	53,660	24,918

TOTAL COMMERCIAL PORTFOLIO	40,426,774	40,446,759

GRUPO SUPERVIELLE S.A.

Notes to Unaudited Consolidated Financial Statements

As of March 31, 2019 presented in comparative format

(Expressed in thousands of pesos)

	03/31/2019	12/31/2018
CONSUMER AND HOUSING PORTFOLIO

Normal situation	38,595,085	37,159,169
-With “A” Preferred Collateral and Counter-guarantees	602,527	540,320
-With “B” Preferred Collateral and Counter-guarantees	5,599,102	5,363,601
- Without Preferred Collateral nor Counter-guarantees	32,393,456	31,255,248

Low Risk	1,906,599	1,886,217
-With “A” Preferred Collateral and Counter-guarantees	36,132	26,512
-With “B” Preferred Collateral and Counter-guarantees	170,208	140,302
- Without Preferred Collateral nor Counter-guarantees	1,700,259	1,719,403

Medium Risk	1,525,304	1,387,781
-With “A” Preferred Collateral and Counter-guarantees	11,482	11,560
-With “B” Preferred Collateral and Counter-guarantees	31,046	33,497
- Without Preferred Collateral nor Counter-guarantees	1,482,776	1,342,724

High Risk	1,623,960	1,402,702
-With “A” Preferred Collateral and Counter-guarantees	5,593	3,148
-With “B” Preferred Collateral and Counter-guarantees	33,194	8,971
- Without Preferred Collateral nor Counter-guarantees	1,585,173	1,390,583

Uncollectible	81,485	135,550
-With “A” Preferred Collateral and Counter-guarantees	30	52
-With “B” Preferred Collateral and Counter-guarantees	—	1,166
- Without Preferred Collateral nor Counter-guarantees	81,455	134,332

Uncollectible classified as such under regulatory requirements	2,431	2,351
-With “A” Preferred Collateral and Counter-guarantees	—	—
-With “B” Preferred Collateral and Counter-guarantees	—	—
- Without Preferred Collateral nor Counter-guarantees	2,431	2,351

TOTAL CONSUMER AND HOUSING PORTFOLIO	43,734,864	41,973,770
TOTAL GENERAL	84,161,638	82,420,529

The preceding note includes the classification of loans using the debtor classification system of the Central Bank of the Argentine Republic. The forecasts and guarantees granted are not included.

Unaudited Interim Condensed Separate Financial Statements

For the three month period ended on

March 31, 2019, presented on comparative basis

GRUPO SUPERVIELLE S.A.

UNAUDITED INTERIM SEPARATE STATEMENT OF FINANCIAL POSITION

As of March 31, 2019 and December 31, 2018

(Expressed in thousands of pesos)

	03/31/2019	12/31/2018
ASSETS
CURRENT ASSETS
Cash and due from banks (Note 2, 9 and 12)	46,248	3,150
Other financial assets (Note 2 and 12)	245,406	181,791
Other debt securities (Note 2 and 12)	790,515	889,491
Tax Receivables	784	36
Other receivables	146,906	135,390
TOTAL CURRENT ASSETS	1,229,859	1,209,858

NON-CURRENT ASSETS
Tax Receivables	617	1,424
Investment in subsidiaries, associates and joint ventures (Note 5)	15,422,441	14,935,666
Property, plant and equipment (Note 3)	1,694	1,792
Intangible Assets (Note 4)	1,534,031	1,532,867
TOTAL NON-CURRENT ASSETS	16,958,783	16,471,749
TOTAL ASSETS	18,188,642	17,681,607

LIABILITIES
CURRENT LIABILITIES
Commercial debts	236	9,186
Trust debts (Note 2)	—	4,941
Tax payable	153,726	130,691
Other debts	228,632	324,706
TOTAL CURRENT LIABILITIES	382,594	469,524

NON-CURRENT LIABILITIES
Financial debts (Note 2)	—	23,080
Other debts	35,095	33,448
TOTAL NON-CURRENT LIABILITIES	35,095	56,528
TOTAL LIABILITIES	417,689	526,052
SHAREHOLDERS’ EQUITY (as per relevant statement)	17,770,953	17,155,555
TOTAL NET LIABILITIES AND SHAREHOLDERS’ EQUITY	18,188,642	17,681,607

The accompanying Notes are an integral part of the Unaudited Interim Condensed Separate Financial Statements.

GRUPO SUPERVIELLE S.A.

UNAUDITED INTERIM SEPARATE STATEMENT OF COMPREHENSIVE INCOME

For the three month period ended on March 31, 2019 and 2018

(Expressed in thousands of pesos)

	03/31/2019	03/31/2018
Interest income (Note 6.1)	26,351	2
Interest expenses (Note 6.2)	(1,015)	(1,965)
Net interest income	25,336	(1,963)
Net income from financial instruments at fair value through profit or loss (Note 6.3)	70,710	272,241
Exchange rate difference on gold and foreign currency	(10,519)	1,265
Other operating income (Note 6.4)	34,710	44,786
Net operating income	120,237	316,329
Personnel expenses (Note 6.5)	31,002	20,677
Administration expenses (Note 6.6)	18,016	15,597
Depreciation and impairment of non-financial assets	5,632	21
Other operating expenses (Note 6.7)	1,465	1,860
Operating income	64,122	278,174
Profit of subsidiaries and associates (Note 6.8)	554,249	496,930
Income before taxes from continuing operations	618,371	775,104
Income tax	29,238	52,470
Net income from continuing activities	589,133	722,634
Net income of the period	589,133	722,634
Net income for the period attributable to the owners of the parent company	589,133	722,634
Other comprehensive income	26,265	22,171
Other Comprehensive income attributable to the owners of the parent company	26,265	22,171
Comprehensive income of the period	615,398	744,805
Comprehensive income for the period attributable to the owners of the parent company	615,398	744,805

Net income from the period	589,133	722,634
Components of Other Comprehensive Income not to be reclassified to profit or loss
Income of the period from the participation of Other Comprehensive income of associates and joint ventures recorded through the utilization of the participation method	34,277	30,416
Total Other Comprehensive Income not to be reclassified at the income of the period	34,277	30,416
Components of Other Comprehensive Income to be reclassified at the income of the period
Loss of the period from financial instrument at fair value through changes in other comprehensive income	(11,446)	(11,779)
Income tax	3,434	3,534
Total Other Comprehensive loss to be reclassified at the income of the period	(8,012)	(8,245)
Total other comprehensive income	26,265	22,171

Total comprehensive income	615,398	744,805
Total Comprehensive income attributable to the owners of the parent company	615,398	744,805
Earnings per share attributable to the owners of the parent company (Note 13)	1.29	1.58

The accompanying Notes are an integral part of the Unaudited Interim Condensed Separate Financial Statements.

GRUPO SUPERVIELLE S.A.

UNAUDITED INTERIM SEPARATE STATEMENT OF CHANGES IN SHAREHOLDERS´ EQUITY

For the three month period ended on March 31, 2019 and 2018

(Expressed in thousands of pesos)

Item	Capital Stock (Note 10)	Paid in capital	Legal reserve	Other reserves	Retained earnings	Other comprehensive income	Total shareholders´ equity
Balances at December 31, 2018	456,722	8,996,882	91,344	5,355,848	1,655,962	598,797	17,155,555
Net income for the period	—	—	—	—	589,133	—	589,133
Other comprehensive income for the period	—	—	—	—	—	26,265	26,265
Balances as of March 31, 2019	456,722	8,996,882	91,344	5,355,848	2,245,095	625,062	17,770,953

Item	Capital Stock (Note 10)	Paid in capital	Legal reserve	Other reserves	Retained earnings	Other comprehensive income	Total shareholders´ equity
Balances at December 31, 2017	456,722	8,997,178	72,755	3,181,084	1,525,452	136,384	14,369,575
Paid in capital in subsidiaries	—	(156)	—	—	—	—	(156)
Net income for the period	—	—	—	—	722,634	—	722,634
Other comprehensive income for the period	—	—	—	—	—	22,171	22,171
Balances as of March 31, 2018	456,722	8,997,022	72,755	3,181,084	2,248,086	158,555	15,114,224

The accompanying Notes are an integral part of the Unaudited Interim Condensed Separate Financial Statements.

GRUPO SUPERVIELLE S.A.

UNAUDITED INTERIM SEPARATE STATEMENT OF CASH FLOW

For the three month period ended on March 31, 2019 and 2018

(Expressed in thousands of pesos)

	03/31/2019	03/31/2018
CHANGES IN CASH
Cash and cash equivalents at the beginning of the year (Note 12)	816,023	156,128
Cash and cash equivalents at the end of the period (Note 12)	1,082,169	3,153,073
Increase in cash and cash equivalents	266,146	2,996,945

REASONS FOR CHANGES IN CASH
Net income of the period	589,133	722,634
Income tax	29,238	52,470
Depreciation and impairment of non-financial assets	5,632	21
Fiscal credit provisions write-off	—	(25,902)
Profit of subsidiaries and associates	(554,249)	(496,930)
Exchange rate difference on gold and foreign currency	10,519	(1,265)

Cash flow resulting from operating activities
Increase in tax credit	59	(856)
Increase in other receivables	(11,516)	(6,001)
Increase in commercial debt	(8,950)	3,742
Increase in tax payable	(6,203)	(3,223)
Increase in other debts	(94,427)	(4,809)
Total cash flow (used in) / resulting from operating activities	(40,764)	239,881

Cash flow resulting from investment activities
(Payments) / Collections for property, plant and equipment and intangibles	(6,699)	2,284
Increase in other investments	479,876	2,491,245
Payments for purchase of subsidiaries	(140,175)	—
Collections for investments in subsidiaries	(50,250)	—
Total cash flow resulting from investment activities	282,752	2,493,529

Cash flow resulting from financial activities
Payments of negotiable obligations	(28,021)	(1,570)
Premium of issuance in subsidiaries	—	(156)
Cash flow used in financial activities	(28,021)	(1,726)
Financial results and from holdings on cash and cash equivalents	52,179	265,261
Net increase in cash and cash equivalents	266,146	2,996,945

The accompanying Notes are an integral part of the Unaudited Interim Condensed Separate Financial Statements.

GRUPO SUPERVIELLE S.A.

Notes to Unaudited Interim Condensed Separate Financial Statements

As of March 31, 2019 presented in comparative format

(Expressed in thousands of pesos)

1.         ACCOUNTING STANDARDS AND BASIS OF PREPARATION OF THE UNAUDITED SEPARATE  FINANCIAL STATEMENTS

Grupo Supervielle S.A. (hereinafter, “the Group”), is a company whose main activity is the investment in other companies, Its main income is given by the distribution of dividends of such companies and the raising of earnings of other financial assets.

The main investment of the Company accounts for the stake in Banco Supervielle S.A., a financial entity governed pursuant to Law N° 21,526 of Financial Statements and subject to provisions issued by the Argentine Central Bank, in virtue of which the entity has adopted valuation and disclosure guidelines pursuant to provisions included in Title IV, chapter I, Section I, article 2 of the Amended Text 2013 issued by the National Securities Commissions.

The issuance of these Unaudited Consolidated Financial Statements as of the period ended on March 31, 2019, was passed by the Board of the Company over the course of its meeting held on May 9, 2019.

1.1. Adoption of International Financial Reporting Standards (IFRS)

The Central Bank of the Argentine Republic (BCRA), through Communications “A” 5541 and amendments, established the convergence plan towards the International Financial Reporting Standards (IFRS) issued by the International Financial Reporting Standards Board (IASB), , for its acronym in English) and the interpretations issued by the Committee on Interpretations of International Financial Reporting Standards (IFRIC), for the entities under its supervision, for the periods beginning on or after January 1, 2018, with the exception of the application of point 5,5 “Impairment” of IFRS 9 “Financial Instruments” and of IAS 29 “Financial Information in Hyperinflationary Economies”.

(a) Impairment of financial assets

Through Communication “A” 6430, the B.C.R.A. established that the Financial Entities should begin to apply the provisions regarding the impairment of financial assets contained in point 5.5 of IFRS 9, beginning with the years beginning on January 1, 2020.

For this purpose, IFRS 9 provides for a model of expected credit losses, by which financial assets are classified into three stages of impairment, based on changes in credit quality since their initial recognition, which dictate how an entity measures losses due to impairment. impairment and applies the effective interest method.

Should the impairment model contemplated in point 5.5 of IFRS 9 be applied, the Entity’s equity and results would differ significantly from the balances currently reported.

In accordance with Communication “A” 6114, for the recognition of credit losses in these financial statements, the Bank has applied the “Minimum allowances for uncollectibility risk” rule set forth in the Liquidity and Solvency rules (LISOL 1) of the BCRA.

(b) Restatement for inflation of the financial statements

IAS 29 “Financial information in hyperinflationary economies” requires that the financial statements of an entity, whose functional currency is that of a high inflation economy, be expressed in terms of the current unit of measurement as of the closing date of the financial year that is reported, regardless of whether they are based on the historical cost method or the current cost method. For this, in general terms, inflation produced from the date of acquisition or from the revaluation date, as applicable, must be computed in the non-monetary items. These requirements also include the comparative information of the financial statements.

In order to conclude on whether an economy is categorized as high inflation in the terms of IAS 29, the standard details a series of factors to be considered among which is a cumulative rate of inflation in three years that approximates or exceeds The 100%. It is for this reason that, according to IAS 29, the Argentine economy must be considered as high inflation starting on July 1, 2018.

Briefly, the restatement mechanism of IAS 29 establishes that monetary assets and liabilities will not be restated since they are already expressed in the current unit of measurement at the end of the reporting period. Assets and liabilities subject to adjustments based on specific agreements will be adjusted in accordance with such agreements. The non-monetary items measured at their current values at the end of the reporting period, such as the net realization value or others, will not be restated. The remaining non-monetary assets and liabilities will be restated by a general price index.

GRUPO SUPERVIELLE S.A.

Notes to Unaudited Interim Condensed Separate Financial Statements

As of March 31, 2019 presented in comparative format

(Expressed in thousands of pesos)

The loss or gain from the net monetary position will be included in the net result of the reporting period, revealing this information in a separate line item.

Through Communication “A” 6651, the B.C.R.A. It established that the Financial Institutions should begin to apply the provisions on restatement for inflation of the financial statements as of the years beginning on January 1, 2020. Therefore, IAS 29 has not been applied in these financial statements. consolidated or separated.

The Entity’s equity and its results would differ significantly from the balances currently reported, in the case of restating them in constant currency at the measurement date, in accordance with the restatement mechanism foreseen in IAS 29.

1.2. Basis of preparation

These undaudited interim condensed separate financial statements have been prepared in accordance with the Accounting Framework established by the B.C.R.A. described in Note 1.1., and in accordance with the provisions of IAS 34 “Intermediate Financial Information”. These condensed interim condensed financial statements do not include all the information required for a set of annual complete financial statements and, consequently, their reading is recommended together with the annual financial statements as of December 31, 2018.

a)         Going concern

As of the date of these Unaudited Interim Condensed Separate Financial Statements there are no uncertainties with respect to events or conditions that may raise doubts regarding the possibility that the Group continues to operate normally as a going concern.

b)         Unit of measure

This unaudited interim condensed separate financial statements of the Entity recognize the changes in the purchasing power of the currency until February 28, 2003, having discontinued the adjustment for inflation, as of that date, as required by Communication “A” 3921 of the BCRA.

c)         New accounting standards, amendments and interpretations issued by the IASB that have been adopted by the Group

The Group has applied the following standard for the first time as of January 1, 2019:

IFRS 16 “Leases”: In January 2016, the IASB issued IFRS 16 “Leases”, which establishes the new lease transaction registration model. Under IFRS 16, a contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for a consideration. IFRS 16 requires the lessee to recognize the lease liability that reflects future lease payments and a right to use assets, for almost all lease agreements, with the exception of certain short-term leases and leases of asset Low value. The accounts of the lessors are maintained as indicated in IAS 17; however, it is expected that the new accounting model for lessees will impact the negotiations between landlords and tenants. Through the Com. “A” 6560 the B.C.R.A. introduced changes to the chart of accounts and information regimes as a consequence of the entry into force of said IFRS as of January 1, 2019.

The impact of the adoption of IFRS 16 is detailed in Note 9 to these interim condensed consolidated financial statements.

d)         New accounting standards and amendments issued by the IASB that have not been adopted by the Group

As new IFRSs are approved, modifications or derogation from those in force and, once these changes are adopted through Circulars of Adoption of the Argentine Federation of Professional Councils in Economic Sciences (FACPCE), the B.C.R.A. it will be issued about its approval for financial entities. In general, the early application of any IFRS will not be accepted, unless it is specifically defined at the time it is adopted.

The following is a list of the new norms, modifications and published interpretations that have not yet entered into:

IFRS 17 “Insurance contracts”: In May 18, 2017, the IASB issued IFRS 17 “Insurance contracts” which provides a comprehensive framework based on principles for measurement and presentation of all insurance contracts. The new rule will supersede IFRS 4 Insurance contracts and requires that insurance contracts be measured using cash flows of existing enforcement and that income be recognized as the service is rendered during the coverage period. The standard will come

GRUPO SUPERVIELLE S.A.

Notes to Unaudited Interim Condensed Separate Financial Statements

As of March 31, 2019 presented in comparative format

(Expressed in thousands of pesos)

into force for the financial years beginning as from November 1, 2021. The Company is evaluating the impact of the adoption of this new standard.

There are no other IFRS or IFRIC interpretations not yet effective and which are expected to have a significant impact on the Group.

1.3       Critical accounting policies and estimates

The accounting policies are consistent with those used in the financial statements as of December 31, 2018, except for the modification to the accounting policy for leases described in Note 1.2. (C).

The preparation of financial statements requires the Entity to make estimates and evaluations that affect the amount of the assets and liabilities recorded, and the disclosure of contingencies, as well as the income and expenses recorded in the year. In this sense, estimates are made to calculate, for example, provisions for uncollectible, useful lives of property, plant and equipment, depreciation and amortization, the recoverable value of assets, the charge for income tax. , some labor positions and the contingency, labor, civil and commercial lawsuits. Actual future results may differ from the estimates and evaluations made at the date of preparation of these interim condensed consolidated financial statements.

2.              FAIR VALUES

The Group classifies fair values of financial instruments in three levels according to the quality of the data utilized for such classification.

The portfolio of financial instruments held by the Group is detailed below, at the close of the period ended on March 31, 2019:

Portfolio of instruments at 03/31/2019	Reasonable Value - Results	Amortized cost	Reasonable Value - ORI	Total
Assets
- Cash and due from banks	—	46,248	—	46,248
- Other debt securities	245,406	—	—	245,406
- Other financial assets	—	—	790,515	790,515
Total Assets	245,406	46,248	790,515	1,082,169

Fair Value level 1:  The fair value of financial instruments in active markets (such as publicly negotiated derivatives, negotiable or available investments for sale) is based on market quotation prices as of report period date, The market prices utilized in financial assets held by the Group accounts for the current purchase price, These instruments are included in level 1.

Fair Value level 2: The fair value of financial instruments which are not negotiated in active markets, such as over-the-counter derivatives, is fixed by means of valuation techniques that maximize the use of observable information and relies the least possible on specific estimates of the Group, If all variables necessary for the definition of the fair value of a financial instrument are observable variables, such instrument is included in level 2.

Fair Value level 3: If one or more relevant variables are not based on market observable information, the instrument is included in level 3.

During 2019 there were no transfers between the levels.

Valuation Techniques

Valuation techniques to determine fair values Level 2 include the following:

•        Market or quoted prices for similar instruments.

•        The estimated present value of instruments.

The valuation technique to determine the fair value Level 2 is based on inputs other than the quoted price included in Level 1 that are readily observable for the asset or liability (i.e., prices).

The Group uses valuation techniques through spot rate curves which calculate the yield upon market prices.

GRUPO SUPERVIELLE S.A.

Notes to Unaudited Interim Condensed Separate Financial Statements

As of March 31, 2019 presented in comparative format

(Expressed in thousands of pesos)

2.1       Fair Value of Financial Instruments

The financial instruments of the group measured at fair value at the close of the period ended on March 31, 2019 are detailed below:

Instrument portfolio as of 03/31/2019	FV level 1	FV level 2	FV level 3
Assets
- Other financial assets	245,406	—	—
- Other debt securities	790,515	—	—
Total	1,035,921	—	—

2.2  Fair Value of Other Financial Instruments measured at amortized cost

The Group has financial instruments that are not valued at fair value. For most of them, the fair value does not differ substantially from its residual value, because the interest rate to pay or collect is similar to the market rates, or the instrument is of short duration. The following substantial differences were found at period ended:

Other Financial Instruments as of 03/31/2019	Accounting value	Fair value	FV Level 1	FV Level 2	FV Level 3
Financial Assets
-Cash and due from banks	46,248	46,248	46,248	—	—
	46,248	46,248	46,248	—	—

3.              PROPERTY, PLANT AND EQUIPMENT

	Origin value				Amortization
Concept	At the beginning of the year	Increases	Disposals	At the end of the period	Accumulated at the beginning of the year	Aliquot	Of the period	Accumulated at closing	Net book value as of 03/31/2019	Net book value as of 12/31/2018
Vehicles	1,947	—	—	1,947	156	20%	97	253	1,694	1,792
Total	1,947	—	—	1,947	156		97	253	1,694	1,792

4.              INTANGIBLE ASSETS

	Origin value				Amortization
Concept	At the beginning of the year	Increases	Disposals	At the end of the period	At the beginning of the year	Useful life	Disposals	Of the period	At closing	Net book value as of 03/31/2019	Net book value as of 12/31/2018
Goodwill	1,195,867	6,699	—	1,202,566	—		—	—	—	1,202,566	1,195,867
Relations with clients	254,465	—	—	254,465	10,603	16	—	3,976	14,579	239,886	243,862
Brand	72,348	—	—	72,348	—		—	—	—	72,348	72,348
Proprietary Software & Technology	24,948	—	—	24,948	4,158	4	—	1,559	5,717	19,231	20,790
Total	1,547,628	6,699	—	1,554,327	14,761			5,535	20,296	1,534,031	1,532,867

GRUPO SUPERVIELLE S.A.

Notes to Unaudited Interim Condensed Separate Financial Statements

As of March 31, 2019 presented in comparative format

(Expressed in thousands of pesos)

5.              INVESTMENT IN SUBSIDIARIES AND ASSOCIATES

					Issuers’ last Financial Statements
	Subsidiary	Class	Market Value/Nominal	Number	Main Activity	Capital Stock	Shareholders’ equity	Book value at 03.31.2019	Book value at 12.31.2018
	Banco Supervielle S.A.	Ord.	1	786,006,581	Commercial Bank	808,852	13,563,518	13,160,573	12,772,528
	Cordial Compañía Financiera S.A.	Ord.	1	9,023,279	Financial Company	180,466	1,997,273	99,813	63,026
	Sofital S.A.F.e.I.I.	Ord.	1	20,854,642	Financial operations and administration of securities	21,544	572,360	440,362	421,657
	Tarjeta Automática S.A.	Ord.	1	397,091,618	Promotion, spreading, creation, purchase-sale, professional services and other activities related with the creation and functioning of credit, debit and similar cards for the acquisition of all type of goods, products, services, or other type, processing clients’ accounts, Clearing and/or compensation among clients, and/or adhered entities and/or admitted in the system,	453,819	374,239	318,638	341,657
	Supervielle Asset Management S.A.	Ord.	1	1,336,915	Mutual Fund Management	1,407	250,447	237,815	172,707
	Espacio Cordial de Servicios S.A.	Ord.	1.000	1,273	Trading of products and services	1,340	351,659	312,799	278,646
	Supervielle Seguros S.A.	Ord.	10	1,393,391	Insurance company	1,625	548,422	483,005	500,088
	FF Fintech SUPV I	—	—		Financial Trust	29,757	29,076	29,076	25,106
	Micro Lending S.A.U.	Ord.	1	362,000,000	Financing investments	404,637	196,664	148,596	199,232
Invertir Online	InvertirOnline S.A.U	Ord.	100	2,400	Settlement and Clearing Agent	240	173,283	191,669	161.019
	InvertirOnline.Com Argentina S.A.U	Ord.	0,01	80,451,077	Representations	804	9,316
	Supervielle Broker de Seguros S.A.	Ord.	1	100,000	Insurance Broker	100	100	95	—
Total investments in subsidiaries. associates and joint ventures								15,422,441	14,935,666

GRUPO SUPERVIELLE S.A.

Notes to Unaudited Interim Condensed Separate Financial Statements

As of March 31, 2019 presented in comparative format

(Expressed in thousands of pesos)

6.              COMPOSITION OF THE MAIN ITEMS OF THE SEPARATE STATEMENT OF COMPREHENSIVE INCOME:

	03/31/2019	03/31/2018
6.1 Interest income
Earned interests	3	2
Profit by government securities measure at amortized cost	26,348	—
	26,351	2
6.2 Interest expenses
Expenses from NO issuance	19	310
Lost interest from NO issuance	996	1,655
	1,015	1,965

6.3 Net from financial instruments at fair value through profit or loss
Interests from Time Deposits	3,647	8,083
Income from Holding — MF	8,123	8,473
Income from Holding —Government Securities	58,940	255,685
	70,710	272,241
6.4 Other operating income
Subsidiaries’ advisory fees	21,222	16,282
Third parties’ advisory fees	239	716
Royalties	171	1,303
Revaluation of retirement insurance contributions	13,022	337
Gains from Tax credits provisions	—	25,902
Income from sale of shares	56	246
	34,710	44,786

6.5 Personnel expenses
Personnel expenses	31,002	20,677
	31,002	20,677

6.6 Administration expenses
Bank expenses	542	170
Professional fees	7,219	4,333
Fees to directors and syndics	4,519	5,816
Taxes, rates and contributions	1,450	908
Insurance	709	631
Expenses and office services	1,322	616
Other expenses	2,255	3,123
	18,016	15,597

6.7 Other operating expenses
Turnover tax from Service Activities	1,090	1,175
Turnover tax from Financial Activities	375	627
Compensatory interests	—	58
	1,465	1,860

GRUPO SUPERVIELLE S.A.

Notes to Unaudited Interim Condensed Separate Financial Statements

As of March 31, 2019 presented in comparative format

(Expressed in thousands of pesos)

	03/31/2019	03/31/2018
6.8 Result for subsidiaries and associates
Results from equity investment in Banco Supervielle S.A.	365,226	351,742
Results from equity investment in Cordial Compañía Financiera S.A.	(13,213)	16
Results from equity investment in Tarjeta Automática S.A.	(23,019)	2,857
Results from equity investment in Supervielle Asset Management S.A.	65,108	42,319
Results from equity investment in Espacio Cordial de Servicios S.A.	34,153	29,078
Results from equity investment in Supervielle Seguros S.A.	123,459	52,161
Results from equity investment in Sofital S.A.F. e I.I.	18,705	18,757
Results from equity investment in Micro Lending S.A.U.	(50,636)	—
Results from equity investment in InvertirOnline S.A. e InvertirOnline.Com Argentina S.A.	30,650	—
Results from equity investment in FF Fintech	3,816	—
	554,249	496,930

7.              ASSETS AND LIABILITIES IN FOREIGN CURRENCY

		03/31/2019			12/31/2018
		Class and amount of foreign currency (in thousands of dollars)	Exchange rate (in pesos)	Balance in pesos	Balance in pesos
ASSETS
Non-current assets
Cash and due from banks
Banco Supervielle S.A.	U$S	1	43.3533	58	36
Exprinter International Bank	U$S	4	43.3533	173	156
JP Morgan Chase Bank S.A	U$S	51	43.3533	2,197	1,937
InvertirOnline S.A.	U$S	1,004	43.3533	43,548	—

Other financial assets
Premier Renta Mixta en Dollars - Class A	U$S	823	43.3533	35,668	30,686
Premier Performance Dollars - Class A	U$S	3,018	43.3533	130,836	113,246

Other receivables
Retirement insurance	U$S	3,271	43.3533	141,816	123,391

Total non-current assets		8,127	—	354,296	269,452
TOTAL ASSETS		8,127		354,296	269,452

LIABILITIES
Current liabilities
Commercial debts
Providers	U$S	1	43.3533	60	1,948

Other debts
Debts from adquisitions of subsidiaries	U$S	4,967	43.3533	215,321	310,556
Total current liabilities		4,968		215,381	312,504

Non-current liabilities
Other debts
Provision from long term incentive	U$S	810	43.3533	35,095	33,447
Total non-current liabilities		810	—	35,095	33,447
TOTAL LIABILITIES		5,778	—	250,476	345,951

NET POSITION		2,349	—	103,820	(76,499)

8.              RESTRICTED ASSETS

As of March 31, 2019 and December 31, 2018, the Group does not hold restricted assets.

GRUPO SUPERVIELLE S.A.

Notes to Unaudited Interim Condensed Separate Financial Statements

As of March 31, 2019 presented in comparative format

(Expressed in thousands of pesos)

9.              COMPANIES UNDER SECT. 33 OF CORPORATE LAW AND OTHER RELATED COMPANIES

As of March 31, 2019 and December 31, 2018, corporations where Grupo Supervielle S.A. holds direct or indirect shares, and with which it consolidates its Financial Statements:

			Principal	Percentage of direct participation		Percentage of direct and indirect participation
Company	Condition	Legal Adress	Activity	03/31/2019	12/31/2018	03/31/2019	12/31/2018
Banco Supervielle S.A.	Controlled	Bartolomé Mitre 434, C.A.B.A., Argentina	Commercial Bank	97.03%	97.03%	99.89%	99.89	%(1)
Cordial Compañía Financiera S.A.	Controlled	Reconquista 320, C.A.B.A., Argentina	Financial Company	5.00%	5.00%	99.90%	99.90%
Tarjeta Automática S.A.	Controlled	Bartolomé Mitre 434, C.A.B.A., Argentina	Credit Card	87.50%	87.50%	99.99%	99.99%
Supervielle Asset Management S.A.	Controlled	Bartolomé Mitre 434, C.A.B.A., Argentina	Mutual Fund	95.00%	95.00%	100.00%	100.00%
Sofital S.A.F. e I.I.	Controlled	Bartolomé Mitre 434, C.A.B.A., Argentina	Real State	96.80%	96.80%	100.00%	100.00%
Espacio Cordial de Servicios S.A.	Controlled	San Martín 719/731, 1° Piso, Ciudad de Mendoza, Argentina	Retail Services	95.00%	95.00%	100.00%	100.00%
Supervielle Seguros S.A.	Controlled	Reconquista 320, 1° Piso. C.A.B.A., Argentina	Insurance	95.00%	95.00%	100.00%	100.00%
Micro Lending S.A.U.	Controlled	Bartolomé Mitre 434, C.A.B.A., Argentina	Financial Company	100.00%	100.00%	100.00%	100.00%
InvertirOnline S.A.U.	Controlled	San Martin 323, 11° Piso. C.A.B.A., Argentina	Financial Broker	100.00%	100.00%	100.00%	100.00%
InvertirOnline.Com Argentina S.A.U.	Controlled	San Martin 323, 11° Piso. C.A.B.A., Argentina	Representations	100.00%	100.00%	100.00%	100.00%
Supervielle Broker de Seguros S.A.	Controlled	Reconquista 320, 1° Piso. C.A.B.A., Argentina	Insurance Broker	95.00%	—	100.00%	—

(1)               Grupo Supervielle S.A.’s direct and indirect interest in Banco Supervielle votes amounts to 99,87% as of 03/31/19 and 12/31/18.

As of January 16, 2018, Grupo Supervielle S.A. and Banco Supervielle S.A. made an irrevocable capital contribution in advance of future capital increases to Cordial Compañía Financiera for an amount of 19,000 and 361,000 respectively. On January 24, 2018, CCF held an Ordinary Shareholders’ meeting by which it resolved to accept the contributions received on July 24, 2017, December 12, 2017 and January 16, 2018, and increase the capital stock in the amount of 56,751 with a paid in capital from 973,249.

On March 14, 2018, Grupo Supervielle S.A., Banco Supervielle S.A. and Cordial Compañía Financiera made an irrevocable capital contribution in advance of future capital increases to Tarjeta Automática for an amount of 262,500, 30,000 and 7,500 respectively. On March 19, 2018, Tarjeta Automática S.A. held Ordinary Shareholders’ meeting by which it resolved to capitalize such contributions on September 20, 2017 and March 14, 2018 and increase the capital stock in the amount of 450,000.

GRUPO SUPERVIELLE S.A.

Notes to Unaudited Interim Condensed Separate Financial Statements

As of March 31, 2019 presented in comparative format

(Expressed in thousands of pesos)

On February 16, 2018, Grupo Supervielle S.A.´ s Board of Directors approved the set-up of Fideicomiso Financiero Finterch Supervielle I, aimed at the investment of new projects in financial technology and insurance technology for an amount of USD 3 million.

On May 14, 2018, Grupo Supervielle S,A made an irrevocable capital contribution in advance of future capital increases to Banco Supervielle S,A for an amount of 861,000. On April 19, 2018, Banco Supervielle S.A. held Ordinary Shareholders’ meeting by which it resolved to capitalize contributions received increasing the capital stock in the amount of 27,578,475 with a paid in capital from 833,421.

On May 2, 2018 and May 24, 2018, Grupo Supervielle S,A has acquired Micro Lending S.A.U, and Invertir Online S.A.U..

On August 21, 2018 and November 12, 2018, the Board of Grupo Supervielle S.A. approved to make irrevocable contributions on account of future capital increases in Micro Lending S.A.U., for 58,000 and 100,000, respectively. On November 12, 2018, Micro Lending S.A.U., It held an Ordinary General Assembly in which it was decided to capitalize the contributions received, increasing the Social Capital by the sum of 158,000.

On November 21, 2018, the assembly of Banco Supervielle S.A. approved the capitalization of a contribution in kind made by Grupo Supervielle S.A. in the amount of $ 1,000,000. This capitalization was authorized by the Central Bank of the Argentine Republic on January 17, 2019, under the terms of Communication “A” 6304, As a result, the period for the exercise of the right to pre-emptive subscription and accretion as arranged by art. 194 of the General Law of Companies No. 19,550, the share capital was increased by 36,887,438 shares.

On December 17, 2018, Grupo Supervielle S.A. received a non-capitalized contribution refund in Invertir Online.com S.A. for $ 276.

On December 18, 2018, Grupo Supervielle S.A. made effective the capital contribution in kind of $ 200,000 to Micro Lending S.A.U., by virtue of what was authorized by the meeting of that company held on December 17, 2018, which resolved to raise the capital by 200,000,000 ordinary shares.

On December 21, 2018, “Supervielle Broker de Seguros S.A.” was created, which will have the exclusive purpose of carrying out the intermediation activity, promoting the conclusion of life, property and pension insurance contracts, advising insured and insurable persons, Supervielle Group S.A. owns 95% of the Share Capital.

On February 12, 2019, Banco Supervielle S.A. made an irrevocable contribution of capital to Cordial Compañía Financiera S.A. for $ 950,000, while Grupo Supervielle S.A. committed a capital contribution in cash and / or in kind for the sum of $ 50,000. On February 27, 2019, the assembly of Cordial Compañía Financiera S.A. resolved to capitalize said contributions, subject to the authorization of the Central Bank of the Argentine Republic in the terms of Communication “A” 6304, by virtue of the contribution in kind made by Grupo Supervielle.

The following describes Controlled Companies’ Shareholders’ equity and Results:

As of March 31, 2019 – In thousands of pesos

Company	Assets	Liabilities	Shareholders’ equity	Net income
Banco Supervielle S.A. (1)	159,839,725	146,176,343	13,563,518	378,328
Cordial Compañía Financiera S.A.	8,081,690	6,084,417	1,997,273	(263,604)
Tarjeta Automática S.A.	467,922	93,684	374,238	(123,629)
Supervielle Asset Management S.A.	316,146	65,699	250,447	47,195
Sofital S.A. F. e I.I.	575,861	3,501	572,360	22,253
Espacio Cordial de Servicios S.A.	475,414	123,755	351,659	4,014
Micro Lending S.A.U.	507,025	310,361	196,664	(61,987)
InvertirOnline.Com Argentina S.A.U. (2)	15,780	6,464	9,316	(2,363)
InvertirOnline S.A.U. (3)	964,544	791,262	173,283	54,942
Supervielle Seguros S.A.	1,033,835	525,768	508,067	310,537

GRUPO SUPERVIELLE S.A.

Notes to Unaudited Interim Condensed Separate Financial Statements

As of March 31, 2019 presented in comparative format

(Expressed in thousands of pesos)

(1)         The net equity and the net result attributable to the owners of the parent company are reported.

(2)         Corresponds to the Financial Statements of InvertirOnline,Com Argentina S.A.U., as of December 31, 2018.

(3)         Corresponds to the Financial Statements of InvertirOnline S.A.U. as of February 28, 2019.

As of December 31, 2018 – In thousands of pesos

Company	Assets	Liabilities	Shareholders’ equity	Net income
Banco Supervielle S.A.	137,186,230	123,937,705	13,185,481	1,670,515
Cordial Compañía Financiera S.A.	8,153,920	6,893,044	1,260,876	(424,683)
Tarjeta Automática S.A.	487,077	86,768	400,309	(291,194)
Supervielle Asset Management S.A.	241,395	59,560	181,835	157,504
Sofital S.A. F. e I.I.	655,402	27,942	627,460	(95,380)
Espacio Cordial de Servicios S.A.	414,158	98,073	316,085	83,333
Micro Lending S.A.U.	505,173	292,038	213,136	(273,678)
InvertirOnline.Com Argentina S.A.U.	15,780	6,464	9,316	(2,363)
InvertirOnline S.A.U.	825,645	677,663	147,982	62,525
Supervielle Seguros S.A.	950,527	402,105	548,422	190,892

As of March 31, 2019 and December 31, 2018 balances with Grupo Supervielle S,A’s controlled are as follows:

03/31/2019
Assets
Current Assets
Cash and due from banks
Banco Supervielle S.A.	307
InvertirOnline.Com Argentina S.A.U. Cta. Cte.	43,548
43,855
Short-term investments
Banco Supervielle S.A. — Time deposits	505,154
Cordial Financial Company — Time deposits	284,168
789,322
Other receivables
Cordial Compañía Financiera	939
Sofital S.A.F. e I.I.	8
Tarjeta Automática	24
Espacio Cordial de Servicios	64
1,035
Current Liabilities
Commercial debts
Provisions - Banco Supervielle S.A.	105
Contribution pending integration — Supervielle Broker de Seguros S.A.	71
176

As of March 31, 2019 and 2018, results with Grupo Supervielle S,A’s controlled are as follows:

	03/31/2019	03/31/2018
Results
Interest income
Interests from current accounts — Banco Supervielle S.A.	3	—
	3	—

GRUPO SUPERVIELLE S.A.

Notes to Unaudited Interim Condensed Separate Financial Statements

As of March 31, 2019 presented in comparative format

(Expressed in thousands of pesos)

	03/31/2019	03/31/2018
Other Income
Banco Supervielle S.A.	18,963	14,550
Sofital S.A.F. e I.I.	21	15
Supervielle Asset Management S.A.	204	155
Tarjeta Automática S.A.	60	47
Cordial Compañía Financiera S.A.	2,022	2,410
Espacio Cordial de Servicios S.A.	123	220
	21,393	17,397
Administrative expenses
Rent — Banco Supervielle S.A.	877	461
Bank expenses — Banco Supervielle S.A.	523	157
Legal and accounting consultancy services	120	120
Fees for market operations - InvertirOnline.Com Argentina S.A.U.	41	—
	1,561	738

Net income from financial instruments at fair value through profit or loss
Interest from time deposits— Cordial Compañía Financiera S.A.	1,448	—
Interest from time deposits — Banco Supervielle S.A.	2,199	—
	3,647	—

10.       CAPITAL STOCK

As of March 31, 2019 the corporate capital stock is the following:

Capital Stock	Nominal Value	Approved by
Capital stock as of 03/31/2017	363,777
Increase in Capital Stock	92,945

Board of Directors minutes of June 14, 2017, Extraordinary General Shareholders’ Meeting held on July 7, 2017 and Board of Directors minutes of July 11, 2017. Minutes of Subdelegates dated September 12 and 15, 2017

Capital stock as of 03/31/2018	456,722
Capital stock as of 03/31/2019	456,722

Pursuant to the Corporate By-law, any share transfer or event enabling any changes in its condition or alterations in its stock holding structure shall be informed to the Argentine Central Bank.

11.       GROUP’S REVENUES

Grupo Supervielle S.A.’s main activity is the investment in other companies, Its earnings come mainly from dividends received from said companies and from income generated by financial assets, In relation to dividends received, there are certain restrictions to the distribution of dividends in some subsidiaries, disclosed on Note 18 to the unaudited interim condensed consolidated Financial Statements.

On December 1, 2008 and January 16, 2010, the Group entered into, with Banco Supervielle S.A., a professional service contract by means of which the Group commits itself to rendering financial, strategic and commercial advisory services aimed at the search and generation of new business and the expansion of existing ones.

Additionally, the Group entered into similar agreements with Tarjeta Automática S.A., Supervielle Asset Management S.A. and Sofital S.A.F. e I.I. in force as from January 1, 2009 and with Cordial Compañía Financiera S.A. in force as from August 1, 2011 and with Espacio Cordial de Servicios S.A. on December 26, 2013, As of March 31, 2019 and 2018 incomes resulting from such advisory services amounted to 21,222 and 16,282, respectively.

GRUPO SUPERVIELLE S.A.

Notes to Unaudited Interim Condensed Separate Financial Statements

As of March 31, 2019 presented in comparative format

(Expressed in thousands of pesos)

In 2013, the Group and Espacio Cordial de Servicios S.A. and Cordial Compañía Financiera S.A. entered into agreements aimed at the granting of licenses for the utilization of certain brands on behalf of the Group, with the purpose of promoting the commercialization of products and services rendered by the already mentioned companies, which were modified on November 1, 2016, Such agreements account for incomes for 171 and 1,303 for the Group as of March 31, 2019 and 2018, respectively,

On May 26, 2014, the Group entered into a call center service agreement with CAT Technologies Argentina S.A. for an unspecified term. From of March 31, 2017, the Group received a consideration for brand licenses use as stipulated in the contract concluded with Ciudad Microfinanzas S.A., pursuant to which remuneration from the use of the Brand License shall be received over 12 – month period. Based on these agreements, the Company has recognized revenues as of March 31, 2019 and 2018, for 239 and 716, respectively.

12.       STATEMENT OF CASH FLOW AND CASH EQUIVALENTS

Total cash in Cash and due from banks and Investments, not exceeding 90 days recorded are considered cash and equivalent of cash as specified below:

	03/31/2019	12/31/2018	03/31/2018	12/31/2017
Cash and due from banks	46,248	3,150	1,572	17,171
Mutual funds	245,406	181,791	108,281	138,957
Other debt securities	790,515	631,082	3,043,220	—
Cash and cash equivalents	1,082,169	816,023	3,153,073	156,128

Conciliation between balances of Statement of Financial Position and items considered Cash and cash equivalents:

Items	03/31/2019	12/31/2018	03/31/2018	12/31/2017
Cash and due from banks
As per Statement of Financial Position	46,248	3,150	1,572	17,171
As per Statement of Cash Flow	46,248	3,150	1,572	17,171
Mutual funds
According to Statement of Financial Position - Other financial assets	245,406	181,791	108,281	138,957
According to Cash Flow Statement	245,406	181,791	108,281	138,957
Short-term investments
As per Statement of Financial Position	790,515	889,491	4,165,238	4,182,846
Time deposit investments not considered cash equivalent	—	(258,409)	(1,122,018)	(4,182,846)
As per Statement of Cash Flow	790,515	631,082	3,043,220	—

13.       EARNINGS PER SHARE

Earnings per share is calculated by dividing the earnings attributable to the Group´s shareholders between the weighted average of issued common shares over the course of a year, Since the Group holds neither preferred shares nor debt convertible into shares, the basic result is equal to the diluted result per share,

The following is the earning per share composition for period ended March 31, 2019 and 2018:

	03/31/2019	03/31/2018
Income attributable to the Group´s shareholders	589,133	722,634
Weighted average of ordinary shares (thousands)	456,722	456,722
Earnings per share	1.29	1.58

14.       SUBSEQUENTS EVENTS

There are no events or operations that occurred after March 31, 2019 that could materially affect the equity situation or the results of the Group as of the closing date of this period.

GRUPO SUPERVIELLE S.A.

Additional Information pursuant to Art. 12, Chapter III, Title IV of standards issued by the National Securities Commission

For the three months period started on January 1, 2019 and ended on March 31, 2019, presented on comparative basis.

(Expressed in thousands of pesos)

NOTE 1:	SPECIFIC JURIDICAL AND SIGNIFICANT REGIMES IMPLYING CONTINGENT DECAYS OR REBIRTHS OF BENEFITS INCLUDED IN SUCH REGULATIONS,

None.

NOTE 2:

SIGNIFICANT CHANGES IN CORPORATE ACTIVITIES OR OTHER SIMILAR EVENTS RECORDED DURING THE PERIODS INCLUDED IN THE FINANCIAL STATEMENTS THAT IMPACT ON THEIR COMPARABILITY WITH THOSE STATEMENTS SUBMITTED IN PREVIOUS PERIODS OR MAY IMPACT ON THEIR COMPARABILITY WITH THOSE STATEMENTS TO BE SUBMITTED IN FUTURE PERIODS,

None.

NOTE 3:	CLASSIFICATION OF RECEIVABLE AND DEBT BALANCES

There have been no changes in relation to what is stated in the Financial Statements as of December 31, 2018.

NOTE 4:	CLASSIFICATION OF RECEIVABLES AND DEBTS IN VIRTUE OF THEIR FINANCIAL EFFECTS

There have been no changes in relation to what is stated in the Financial Statements as of December 31, 2018.

NOTE 5:	BREAKDOWN OF CAPITAL SHARE ON COMPANIES STATED ON ART, 33 GENERAL LAW OF COMPANIES

See Note 9 to the Unaudited Interim Condensed Separate Financial Statements.

NOTE 6:	RECEIVABLES OR LOANS TO DIRECTORS OR SYNDICS AND THEIR RELATIVES UP TO A SECOND DEGREE INCLUDED

As of March 31, 2019 and December 31, 2018, no receivables or loans to directors or syndics and their relatives up to a second degree were recorded.

NOTE 7:	INVENTORIES

As of March 31, 2019 and December 31, 2018 the company did not have inventories.

NOTE 8:	MARKET VALUE

There have been no changes in relation to what is stated in the Financial Statements as of December 31, 2018.

NOTE 9:	PREMISES AND EQUIPMENT

There have been no changes in relation to what is stated in the Financial Statements as of December 31, 2018.

NOTE 10:	EQUITY INVESTMENTS

The Company’s corporate purpose is to carry out financial and investment activities; therefore, it is not bound by Art. 31 of General Law of companies equity investments.

GRUPO SUPERVIELLE S.A.

Additional Information pursuant to Art. 12, Chapter III, Title IV of standards issued by the National Securities Commission

For the three months period started on January 1, 2019 and ended on March 31, 2019, presented on comparative basis.

(Expressed in thousands of pesos)

NOTE 11:	RECOVERABLE AMOUNTS

As of March 31, 2019 and December 31, 2018, the criterion used to determine the recoverable amount of premises and equipment is value in use, set by the likelihood of absorption of depreciations with the company results.

NOTE 12:	INSURANCE

As of March 31, 2019 and December 31,2018, the Company did not record tangible assets to be ensured.

NOTE 13:	NEGATIVE AND POSITIVE CONTINGENCIES

a) Components considered for the calculation of provisions which balances, considered individually or in aggregate, exceed two percent of shareholders’ equity: none,

b) Contingent situations as of the date of Financial Statements with a probability of occurrence more than remote, and not recorded:

As of March 31, 2019 and December 31, 2018, there were no contingent situations with more than remote probability of occurrence and not recorded in the balance sheet.

NOTE 14:	IRREVOCABLE CONTRIBUTIONS IN ADVANCE OF FUTURE CAPITAL INCREASES

a) Status of procedure for its capitalization:

As of March 31, 2019 and December 31, 2018, no balances of irrevocable contributions in advance of future capital increases were recorded.

b) Cumulative and unpaid dividends of preferred stock:

As of March 31, 2019 and December 31, 2018, no cumulative unpaid dividends of preferred stock were recorded.

NOTE 15:	RESTRICTIONS ON RETAINED EARNINGS DISTRIBUTION

See Note 18 to the unaudited interim condensed consolidated financial statement.

GRUPO SUPERVIELLE S.A.

INFORMATIVE REVIEW AS OF MARCH 31, 2019

(IN THOUSANDS OF PESOS)

BRIEF DESCRIPTION OF THE BUSINESS AND EVOLUTION OF OPERATIONS

The Company is focused on gaining a leading position in the local financial business by offering innovative, inclusive and accessible financial services, Its strategy, deployed by its different companies (banking and non-banking) enables the access to every population segment with the required product offer, service model and risk/reward relationship required,

The result of the period ended on March 31, 2019, yields a profit of 722,634, which represents a return on average net worth of 13.6%. This result was originated, mainly, by the results of our investments in companies.

On April 26, 2019, the Ordinary General Shareholders’ Meeting approved the following distribution of the results of the 2018 fiscal year, which had shown a profit of $ 2,567,569, by adoption of the International Financial Reporting Standards from January 1, 2018, adjustments were made to results of previous years in the amount of $ (911,607), which leaves a net result of outstanding profits of $ 1,655,962:

*       Dividends in cash: 303,000

*       Other reserve: 1,352,962

Grupo Supervielle S.A. is the parent company of the economic group and As of March 31, 2019 and December 31, 2018, recorded the following direct and indirect equity investments in its subsidiaries:

		Interest in capital stock
Company	Main Activity	03/31/2019	12/31/2018
Banco Supervielle S.A.	Commercial Bank	99.89%	99.89%
Cordial Compañía Financiera S.A.	Financial Company	99.90%	99.90%
Tarjeta Automática S.A.	Credit Card and Consumer Loans	99.99%	99.99%
Supervielle Asset Management S.A.	Asset management company	100.00%	100.00%
Sofital S.A.F, e I.I.	Financial operations and administration of marketable securities	100.00%	100.00%
Espacio Cordial de Servicios S.A.	Trading of products and services	100.00%	100.00%
Supervielle Seguros S.A.	Insurance Company	100.00%	100.00%
Micro Lending S.A.	Financing investments	100.00%	100.00%
Invertir Online S.A.U.	Settlement and Clearing Agent	100.00%	100.00%
InvertirOnline.Com Argentina S.A.U.	Representations	100.00%	100.00%
Supervielle Broker de Seguros S.A.	Insurance Broker	100.00%	—

GRUPO SUPERVIELLE S.A.

INFORMATIVE REVIEW AS OF MARCH 31, 2019

(IN THOUSANDS OF PESOS)

BRIEF DESCRIPTION OF RELATED COMPANIES

Banco Supervielle S.A. is an Argentine bank which origins date back to 1887, Its activity is mainly focused on the delivery of banking and financial services to individuals and small and medium size companies, Its long-standing presence in the financial sector has enabled the bank to build a solid relationship with its clients and a well-known brand in the local banking industry, At present, its bank network includes 182 branches, 79 plant for certain services, Many of such plant are especially equipped for the payment of ANSES retirement and pension funds, The Bank also relies on 5267 ATMs and 217 Self-service terminals located in the Autonomous City of Buenos Aires and in Buenos Aires, Mendoza, San Luis, San Juan, Córdoba, Tucumán and Santa Fe, As of March 31, 2019, the Bank records 159,839,725 worth assets and shareholders’ equity of 13,563,518, Net income recorded in the period ended on March 31, 2019 amounted to 378,329 which mainly resulted from the financial margin and the service margin.

Cordial Compañía Financiera S.A. is a financial service firm, subject to regulations issued by the Central Bank of the Argentine Republic, whose main business is made up by credit card and loan granting and the sale of insurance policies in Walmart Argentina’s outlets. As of March 31, 2019, recorded negative results of 263,604.

Tarjeta Automática S.A.’s main activity includes the issuance and administration of credit cards and consumption loans. The period ended on March 31, 2019, recorded negative results of 123,629. In November 2012, Tarjeta Automática started to market credit cards, personal loans and insurance policies on account and behalf of Cordial Compañía Financiera S.A., collecting a monthly fee for such services.

Supervielle Asset Management S.A. is focused on the promotion, instruction and administration of investment mutual funds pursuant to Law 24,083, its Ruling Decree and any other legal or ruling standard addressing such activities, At present, the company records 13 active funds. As of March 31, 2019, earnings amounted to 47,195.

Sofital S.A.F. e I.I. is a company whose main activity includes financial operations and the administration of marketable securities. As of March 31, 2019, earnings amounted to 22,253.

Espacio Cordial de Servicios S.A. is a company focused on the trading of all kinds of goods and services related to insurance, tourism, health plans and/or services and other goods and services, As of March 31, 2019, earnings amounted to 4,014.

Supervielle Seguros S.A., the insurance company of Grupo Supervielle S.A., records shareholders equity for 508,067 and assets for 1,033,835. As of March 31, 2019, earnings amounted to 310,535.

Micro Lending S.A., specializes in the financing of pledge credits, particularly used cars. As of March 31, 2019, recorded negative results of 61,987.

InvertirOnline S.A.U., is a specialized online trading platform, which occupies a leading position among the top five in the online Broker segment in Argentina, and a reference in the Fintech sector in the country. InvertirOnline S.A.U obtained positive results of 54,942 and InvertirOnline.Com Argentina S.A.U. it obtained negative results of 2,363, according to its financial statements as of February 28, 2019 and December 31, 2018, respectively.

GRUPO SUPERVIELLE S.A.

INFORMATIVE REVIEW AS OF MARCH 31, 2019

(IN THOUSANDS OF PESOS)

SHAREHOLDERS´ EQUITY STRUCTURE, RESULTS, FUND GENERATION OR UTILIZATION STRUCTURE, MAIN RATIOS,

The following offers information related to Consolidated Financial Statements, on a comparative basis:

Statement of Financial Position	03/31/2019	12/31/2018
Total Assets	163,849,311	141,115,541
Total Liabilities	146,063,340	123,945,364
Changes in Shareholders’ Equity	17,785,971	17,170,177
Total Liabilities plus Changes in Shareholders’ Equity	163,849,311	141,115,541

Income Statement	03/31/2019	03/31/2018
Net income from interest	1,218,298	2,818,105
Net income from commissions	1,431,733	1,039,729
Net income before income tax	748,670	1,020,449
Net income of the period - Earnings	615,398	744,805

Consolidated Cash Flow Statement	03/31/2019	03/31/2018
Total operating activities	16,096,758	(5,982,953)
Total investment activities	(198,468)	(92,428)
Total financing activities	1,645,085	2,617,520
Effect of changes in exchange rate	(33,072)	924,149
Net increase in cash and cash equivalents	17,510,303	(2,533,712)

GRUPO SUPERVIELLE S,A,

INFORMATIVE REVIEW AS OF MARCH 31, 2019

(IN THOUSANDS OF PESOS)

SHAREHOLDERS´ EQUITY STRUCTURE, RESULTS, FUND GENERATION OR UTILIZATION STRUCTURE, MAIN RATIOS,

The following offers information related to Consolidated Financial Statements, comparative to the previous period:

Indicators (figures in thousands of pesos)	03/31/2019	12/31/2018

Liquidity	58.8%	49.5%
- Cash and cash equivalents (*1)	64,486,861	46,976,558
- Deposits	109,676,796	94,906,014

Solvency	12.2%	13.8%
- Shareholders Equity	17,785,971	17,170,177
- Total Liabilities	146,063,340	123,945,364

Immobilization of Capital	4.3%	3.9%
-Immobilized Assets (*2)	6,977,598	5,474,200
-Total Assets	163,849,311	141,115,541

ROE (*3)	13.6%	16.5%

(*1) Including cash, listed corporate and government securities and mutual funds shares.

(*2) Including the following items: Equity Investments, Miscellaneous Receivables, Premises and Equipment, Miscellaneous Assets, Intangible Assets and unallocated items.

(*3) Calculated on a daily basis.

For Statement of Financial Position and Income Statement structure, the Group utilized the consolidated accounts, which follow the presentation of Financial Statement provisions set by Communication “A” 3147 and complementary provisions issued by the Argentine Central Bank related to the Accounting Informative Regime for the annual disclosure and guidelines set by Technical Pronouncement N°8 issued by the Argentine Federation of Economy Sciences Professional Councils and the General Ruling 622/13 issued by the National Securities Commission.

GRUPO SUPERVIELLE S,A,

INFORMATIVE REVIEW AS OF MARCH 31, 2019

(IN THOUSANDS OF PESOS)

ADOPTION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS)

The Argentine Central Bank, through Communication “A” 5541 and its amendments set the Implementation Plan for Convergence towards International Financial Report Standards (IFRS) issued by International Accounting Standards Board (IASB)  and interpretations issued by the International Financial Reporting Standards Committee (IFRSC), for entities under its supervision, except for the application of section 5.5. (detriment of value) of IFRS 9 “Financial Instruments”, for financial years started on January 1, 2018, Likewise, entities shall prepare their opening Financial Statements as from January 1, 2017 to be used as comparative base of the financial year to start on January 1, 2018, which will be the first Financial Statements submitted under these standards as of March 31, 2018.

In turn, pursuant to Article 2, Chapter I, Section I, of Title IV of the modified text issued by the National Securities Commission, issuing entities, whose main assets are made up by investments in financial entities or insurance companies, are exempted from submitting their Financial Statements under IFRS and may choose their submission in accordance with the provisions issued by the Argentine Central Bank and the National Insurance Superintendence, respectively.

As for the aforementioned requirements, the following is set out:

•                 Grupo Supervielle S.A.’s corporate purpose is, exclusively, the realization of financial and investment activities;

•                 the investment in financial entities and in the insurance company accounts for 79,3% of Grupo Supervielle S,A,’s assets, being the main assets of the Group.

•                 91,4% of Grupo Supervielle S.A.’s incomes come from its equity investments in financial entities’ and insurance company results.

•                 Grupo Supervielle S,A, holds 99,89% direct and indirect stock investments in Banco Supervielle S.A. a 99,90% of Cordial Compañía Financiera S.A., and a 100% of Supervielle Seguros S.A., resulting in the Group’s control in those entities.

PERSPECTIVES

For the financial year 2019, Grupo Supervielle expects to keep its contribution to the Argentine economy evolution and growth through its credit origination.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Supervielle S.A.

Date: July 16, 2019	By:	/s/ Alejandra Naughton
Name: Alejandra Naughton
Title: Chief Financial Officer